Dreyfus International Stock Index Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus International Stock Index Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Susan Ellison.

The global economy once again demonstrated its resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher U.S. interest rates and the dislocations caused by a series of natural disasters. Unlike the U.S. stock market, which traded within a relatively narrow range for much of 2005, international stocks rallied amid improving business conditions in many regions, particularly the emerging markets of Asia, Latin America and Eastern Europe. However, a strengthening U.S. dollar relative to other major currencies eroded some of those returns for U.S. investors.

As the end of 2005 approaches, investors' reactions to changes in the economic outlook for the United States and China, as well as the effects of higher fuel and commodity prices on inflation, may set the tone for the international markets in 2006. As always, we encourage you to talk to your financial advisor, who can help you diversify your portfolio in a way that allows you to participate in the longer-term gains of the world's financial markets while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Susan Ellison, Portfolio Manager

How did Dreyfus International Stock Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced a total return of 17.40%.[1] This compares with an 18.09% total return for the fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Free Index (the "MSCI EAFE Free Index" or the "Index"), during the same period.[2]

We attribute the Index's performance to steady global economic growth and improved corporate earnings, which helped support stock prices for many international companies during the reporting period. The difference in returns between the fund and the MSCI EAFE Free Index was primarily the result of transaction costs and other operating expenses.

What is the fund's investment approach?

In managing this fund, our goal is to match the performance of the MSCI EAFE Free Index, a broadly diversified, international index composed of more than 1,100 stocks that trade in 21 major markets outside the United States, including Great Britain, Germany, France, Japan, Hong Kong, Singapore, Australia, Switzerland and the Netherlands.

Weighted by market capitalization (the total value of all shares outstanding in a country's stock market) and share liquidity (a measure of the proportion of a company's shares actually available to be bought or sold by the public), approximately 73% of the MSCI EAFE Free Index's total value is represented by its top five countries, which currently are Great Britain, Japan, France, Switzerland and Germany. The MSCI EAFE Free Index is diversified among industry groups, as those groups are represented in individual country markets.

The fund attempts to match the Index return before fees and expenses by aligning the portfolio composition with the composition of the MSCI

EAFE Free Index. Beginning by country, the fund invests in proportion to each country's weighting in the Index. That means that if the British market comprises 25% of the Index, then approximately 25% of the fund's assets will be invested in Britain. In addition, the fund's industry allocation also matches that of the Index, in the proper proportion. For example, if a certain percentage of the market value in the Japanese sub-index is composed of financial services firms, that same approximate percentage of the investment in the Japanese markets will also be invested in that sector. The fund also invests in securities that represent the market as a whole, such as stock index futures, and manages its exposure to foreign currencies so that the fund's currency profile matches the currency makeup of the MSCI EAFE Free Index.

What other factors influenced the fund's performance?

International stock markets posted generally positive returns during the reporting period, largely due to improving corporate earnings, strong employment data and low inflation and interest rates. Stock markets in Europe continued to gain momentum as a result of corporate restructuring efforts that benefited companies in Germany, France and Italy. However, returns moderated during the first half of 2005 when investors became concerned that corporate earnings and global economic growth might have peaked. Nonetheless, the Index posted gains in all but one of the 21 countries it tracks.

The Index received positive contributions, in part, due to its holdings in Austria, Norway and Greece, which were the benchmark's best performing countries. From Austria, we held OMV, the country's largest oil and chemical company and Oest Elektrizitatas, an electric utilities firm, which helped boost returns. Norway also provided attractive results, with gains driven by Stolt-Nielsen, a provider of transportation services for bulk liquid chemicals, oils, acids and other specialty liquids; Tangberg Television, a supplier of digital video for broadcasting; and Smedvig, a drilling contractor. In Greece, we had strong contributions from Intracom, an information technology company; and Piraeus Bank. From a market sector standpoint, the energy, banks, and financial services areas made the greatest contribution to the Index's return during the reporting period.

Portugal was the only country in the Index that posted a negative absolute return during the reporting period. However, at less than 0.5% of the Index's total assets, it detracted relatively little from the returns. In terms of industry groups, the information technology sector was hurt by lower-than-expected customer demand among semiconductor manufacturers, and consumer discretionary stocks disappointed due to concerns that higher energy prices might constrain consumer spending.

What is the fund's current strategy?

The fund's longstanding strategy is to provide investors with a cost-effective way to gain broad exposure to international developed markets, as represented by the MSCI EAFE Free Index. As an index fund, the investments are not impacted by any individual's preference for one market over another or one security over another. Instead it attempts to reflect the general composition of the overall market.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Free Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. The index reflects actual investable opportunities for global investors for stocks that are free of foreign ownership limits or legal restrictions at the country level.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus International Stock Index Fund and the Morgan Stanley Capital International Europe, Australasia, Far East Free Index

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	From Inception
Fund	**6/30/97**	**17.40%**	**2.05%**	**3.10%**

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Dreyfus International Stock Index Fund on 6/30/97 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Free Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested and reflects actual investable opportunities for global investors for stocks that are free of foreign ownership limits or legal restrictions at the security or country level. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus International Stock Index Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 3.14
Ending value (after expenses)	$1,079.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 3.06
Ending value (after expenses)	$1,022.18

† *Expenses are equal to the fund's annualized expense ratio of .60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Common Stocks—98.1%	Shares	Value ($)
Australia—5.1%		
Alinta	4,983	40,097
Alumina	24,129	104,382
Amcor	16,967	84,555
AMP	39,257	213,822
Ansell	3,354	26,363
APN News & Media	5,068	17,986
Aristocrat Leisure	6,262	54,319
Australia & New Zealand Banking Group	38,011	668,818
Australian Gas Light	9,125	103,221
Australian Stock Exchange	2,240	48,150
AXA Asia Pacific Holdings	17,702	62,559
Babcock & Brown	3,242	40,331
BHP Billiton	74,537	1,155,574
Billabong International	2,346	22,681
BlueScope Steel	14,815	93,755
Boral	10,893	61,691
Brambles Industries	20,705	130,719
Caltex Australia	2,951	44,802
Centro Properties Group	16,446	73,234
CFS Gandel Retail Trust	32,206	44,877
Challenger Financial Services Group	6,937	18,866
Coca-Cola Amatil	10,209	58,123
Cochlear	1,053	29,881
Coles Myer	23,425	175,545
Commonwealth Bank of Australia	26,663	774,539
Commonwealth Property Office Fund	36,059	32,734
Computershare	7,663	37,501
CSL	3,918	109,775
CSR	17,462	38,096
DB RREEF Trust	52,588	52,454
DCA Group	7,017	20,132
Downer EDI	4,802	21,814
Foster's Group	42,394	183,713
Futuris	13,014	17,988
GPT Group	38,960	111,778

Common Stocks (continued)	Shares	Value ($)
Australia (continued)		
Harvey Norman Holdings	11,900	25,340
Iluka Resources	4,928	28,498
ING Industrial Fund	14,004	23,960
Insurance Australia Group	32,832	127,068
Investa Property Group	33,455	48,742
James Hardie Industries	9,123	57,870
John Fairfax Holdings	17,966	55,304
Leighton Holdings	2,731	31,117
Lend Lease	7,322	74,510
Lion Nathan	5,126	30,218
Macquarie Airports	10,931	24,501
Macquarie Bank	4,549	219,799
Macquarie Communications Infrastructure Group	6,720	28,870
Macquarie Goodman Group	23,652	71,393
Macquarie Infrastructure Group	48,421	124,090
Mayne Group	13,310	51,911
Mirvac Group	17,259	49,259
Multiplex Group	13,181	32,597
National Australia Bank	32,469	800,555
Newcrest Mining	6,712	91,271
OneSteel	11,570	30,429
Orica	5,508	78,685
Origin Energy	15,600	78,325
Pacific Brands	12,100	24,681
PaperlinX	7,150	16,454
Patrick	13,108	66,891
Perpetual Trustees Australia	708	33,167
Publishing & Broadcasting	2,474	29,797
Qantas Airways	17,284	44,165
QBE Insurance Group	15,696	208,745
Rinker Group	19,125	215,196
Rio Tinto	5,765	242,545
Santos	11,779	96,807
SFE	2,344	21,804
Sonic Healthcare	4,980	54,249

Common Stocks (continued)	Shares	Value ($)
Australia (continued)		
Stockland	26,708	121,924
Suncorp-Metway	11,173	160,864
TABCORP Holdings	10,481	125,294
Telstra	43,538	136,949
Toll Holdings	4,814	44,960
Transurban Group	15,314	73,228
UNiTAB	2,100	19,926
Wesfarmers	7,653	204,130
Westfield Group	30,446	377,840
Westpac Banking	37,568	582,430
Woodside Petroleum	9,473	223,657
Woolworths	21,530	262,687
		10,347,577
Austria−.4%		
Andritz	160	14,526
Boehler-Uddeholm	210	31,818
Erste Bank der Oesterreichischen Sparkassen	2,729	141,860
Flughafen Wien	140	9,055
IMMOFINANZ Immobilien Anlagen	6,516 [a]	62,983
Mayr-Melnhof Karton	60	8,222
Meinl European Land	1,621 [a]	28,716
OMV	3,365	181,369
RHI	504	13,975
Telekom Austria	6,963	144,197
Verbund−Oesterreichische Elektrizitaetswirtschafts, Cl. A	150	47,790
Voestalpine	466	38,786
Wienerberger	1,263	48,786
		772,083
Belgium−1.3%		
AGFA-Gevaert	1,951	41,992
Barco	180	12,903
Bekaert	240	19,964
Belgacom	3,369	112,825
Cofinimmo	138	21,636
Colruyt	315	40,747

Common Stocks (continued)	Shares	Value ($)
Belgium (continued)		
Compagnie Maritime Belge	250	8,306
Delhaize Group	1,372	79,536
Dexia	11,103	239,641
D'ieteren	35	8,900
Electrabel	576	284,792
Euronav	300	9,235
Fortis	24,399	694,068
Groupe Bruxelles Lambert	1,382	125,968
InBev	3,735	149,194
KBC Groep	3,845	313,164
Mobistar	591	47,817
Omega Pharma	427	22,043
Solvay	1,349	156,891
UCB	1,763	87,084
Umicore	520	52,006
		2,528,712
Denmark−.8%		
AP Moller−Maersk	24	216,867
Bang & Olufsen, Cl. B	250	23,874
Carlsberg, Cl. B	670	36,616
Coloplast, Cl. B	600	34,379
D/S Torm	300	15,914
Danisco	1,020	65,075
Danske Bank	9,189	287,960
DSV	400	38,969
East Asiatic	420	31,750
FLSmidth and Co., Cl. B	500	13,081
GN Store Nord	4,350	52,363
H Lundbeck	1,000	23,353
Kobenhavns Lufthavne	95	30,068
NKT Holding	430	16,840
Novo-Nordisk, Cl. B	4,866	249,136
Novozymes, Cl. B	1,025	53,549
TDC	4,184	234,028
Topdanmark	400 [a]	30,495

Common Stocks (continued)	Shares	Value ($)
Denmark (continued)		
Vestas Wind Systems	3,400	73,533
William Demant Holding	580 a	26,251
		1,554,101
Finland—1.4%		
Amer Sports	1,590	28,928
Cargotec, Cl. B	785 a	23,224
Elisa, Cl. A	3,150	55,122
Fortum	8,647	152,972
KCI Konecranes	200	8,684
Kesko, Cl. B	1,140	31,323
Kone, Cl. B	785 a	52,869
Metso	2,310	60,040
Neste Oil	2,561	79,293
Nokia	92,123	1,531,524
Nokian Renkaat	2,220	34,567
Orion, Cl. B	1,500	32,591
Outokumpu	2,240	28,735
Pohjola Group, Cl. D	1,460	23,398
Rautaruukki	2,100	42,860
Sampo, Cl. A	8,153	124,995
Stora Enso, Cl. R	12,335	157,641
Tietoenator	1,683	53,419
UPM-Kymmene	11,044	213,367
Uponor	1,400	30,167
Wartsila, Cl. B	1,050	29,114
YIT-Yhtyma	1,250	48,090
		2,842,923
France—9.0%		
Accor	4,148	206,978
Air France-KLM	2,198	36,910
Air Liquide	2,278	413,910
Alcatel	26,015	305,674
Alstom RGPT	2,281 a	109,261
Atos Origin	1,321 a	90,662
Autoroutes du Sud de la France	1,161	64,732
AXA	29,822	862,978
BNP Paribas	16,559	1,254,472

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Bouygues	4,220	208,094
Business Objects	1,231 [a]	42,066
Cap Gemini	2,507	92,035
Carrefour	11,731	521,285
Casino Guichard Perrachon	734	50,111
Cie de Saint-Gobain	6,428	351,851
Cie Generale d'Optique Essilor International	2,082	171,318
CNP Assurances	722	50,200
Compagnie Generale des Etablissements Michelin, Cl. B	3,037	163,836
Credit Agricole	12,349	361,640
Dassault Systemes	1,161	59,907
France Telecom	35,165	913,137
Gecina	207	22,860
Groupe Danone	4,966	506,177
Hermes International	185	41,480
Imerys	824	56,947
Klepierre	421	39,433
Lafarge	3,589	294,893
Lagardere	2,548	175,025
L'Oreal	6,194	455,147
LVMH Moet Hennessy Louis Vuitton	5,124	414,573
Neopost	615	59,298
PagesJaunes Groupe	2,443	62,911
Pernod-Ricard	1,481	258,807
Peugeot	3,336	202,582
PPR	1,362	142,987
Publicis Groupe	2,702	89,322
Renault	3,882	335,938
Safran	3,650	72,572
Sanofi-Aventis	21,980	1,758,614
Schneider Electric	4,734	388,689
SCOR	14,646	29,120
Societe BIC	551	31,282
Societe des Autoroutes du Nord et de l'Est de la France	396	23,597
Societe Des Autoroutes Paris-Rhin-Rhone	688	44,952

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Societe Generale	7,232	825,068
Societe Television Francaise 1	2,510	64,336
Sodexho Alliance	2,012	78,224
Suez	18,729	506,978
Technip	1,870	100,723
Thales	1,632	70,253
Thomson	5,381	101,381
Total	11,858	2,974,091
Unibail	936	123,545
Valeo	1,463	54,760
Veolia Environnement	6,187	257,366
Vinci	3,129	244,354
Vivendi Universal	22,354	703,634
Zodiac	711	38,731
		17,981,707
Germany—6.3%		
Adidas-Salomon	895	150,024
Allianz	7,821	1,100,131
Altana	1,406	79,234
BASF	11,181	804,058
Bayer	13,732	476,484
Bayerische Hypo-und Vereinsbank	415	11,575
Beiersdorf	367	39,522
Celesio	741	64,000
Commerzbank	9,705	253,872
Continental	2,764	211,050
DaimlerChrysler	18,967	949,374
Deutsche Bank	10,267	960,788
Deutsche Boerse	2,053	193,030
Deutsche Lufthansa	5,035	67,423
Deutsche Post	12,401	276,865
Deutsche Telekom	56,752	1,002,627
Douglas Holding	637	24,186
E.ON	12,948	1,172,286
Epcos	690 [a]	8,322
Fresenius Medical Care	768	69,128

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Heidelberger Druckmaschinen	1,071	33,994
Hochtief	1,188	48,138
Hypo Real Estate Holding	2,685	129,732
Infineon Technologies	13,576 a	126,996
IVG Immobilien	1,218	23,415
KarstadtQuelle	1,514 b	17,844
Linde	1,723	122,812
MAN	2,799	129,641
Merck	1,052	86,917
Metro	2,899	131,113
MLP	1,065	20,588
Muenchener Rueckversicherungs	3,839	450,620
Premiere	936	26,917
Puma	333	83,958
RWE	8,707	553,457
SAP	4,597	785,714
Schering	3,363	206,719
Siemens	16,669	1,236,650
Suedzucker	1,171	24,643
ThyssenKrupp	7,388	149,902
TUI	4,371	84,865
Volkswagen	4,547	248,127
Wincor Nixdorf	333	29,276
		12,666,017
Greece−.6%		
Alpha Bank	5,870	168,177
Coca Cola Hellenic Bottling	2,198	59,761
Cosmote Mobile Telecommunications	2,950	60,421
EFG Eurobank Ergasias	3,900	117,061
Emporiki Bank of Greece	1,140	31,651
Folli−Follie	200	5,395
Germanos	1,240	18,446
Hellenic Duty Free Shops	300	5,340
Hellenic Exchanges	1,360	12,217
Hellenic Petroleum	2,400	33,863
Hellenic Technodomiki Tev	1,080	5,614

Common Stocks (continued)	Shares	Value ($)
Greece (continued)		
Hellenic Telecommunications Organization	4,890 [a]	100,858
Hyatt Regency	600	7,330
Intracom	1,100	7,299
National Bank of Greece	5,600	218,259
OPAP	4,420	127,375
Piraeus Bank	3,260	65,833
Public Power	2,170	46,004
Technical Olympic	1,000	5,629
Titan Cement	1,300	44,377
Viohalco	1,550	10,025
		1,150,935
Hong Kong—1.6%		
ASM Pacific Technology	2,500	11,561
Bank of East Asia	27,191	79,268
BOC Hong Kong Holdings	76,000	141,660
Cathay Pacific Airways	22,000	34,622
Cheung Kong Holdings	32,000	333,112
Cheung Kong Infrastructure Holdings	8,000	24,921
CLP Holdings	38,288	219,287
Esprit Holdings	19,000	134,675
Giordano International	32,000	18,369
Hang Lung Properties	37,000	53,216
Hang Seng Bank	15,600	202,235
Henderson Land Development	14,000	62,394
Hong Kong & China Gas	74,772	153,839
Hong Kong Exchanges and Clearing	22,000	73,642
HongKong Electric Holdings	27,500	129,832
Hopewell Holdings	13,000	31,694
Hutchison Telecommunications International	30,000 [a]	37,537
Hutchison Whampoa	44,800	424,171
Hysan Development	13,000	28,172
Johnson Electric Holdings	25,900	23,554
Kerry Properties	10,500	26,208
Kingboard Chemical Holdings	13,000	27,501
Kingboard Chemical Holdings (Warrants)	600 [a]	151
Li & Fung	34,000	72,584
MTR	24,500	46,299

Common Stocks (continued)	Shares	Value ($)
Hong Kong (continued)		
New World Development	43,191	53,485
Orient Overseas International	3,300	10,514
PCCW	72,207	44,475
SCMP Group	11,759	4,361
Shangri-La Asia	20,000	27,992
Sino Land	26,664	29,579
SmarTone Telecommunications Holding	4,000	4,076
Solomon Systech International	32,000	11,764
Sun Hung Kai Properties	26,699	252,789
Swire Pacific, Cl. A	19,000	170,213
Techtronic Industries	23,500	57,747
Television Broadcasts	6,000	33,280
Texwinca Holdings	8,000	5,469
Wharf Holdings	24,171	82,312
Wing Hang Bank	3,000	20,394
Yue Yuen Industrial Holdings	9,800	24,651
		3,223,605
Ireland−.8%		
Allied Irish Banks	18,243	385,007
Bank of Ireland	20,293	308,929
C&C Group	5,793	35,734
CRH	10,823	270,284
DCC	1,465	27,198
Depfa Bank	7,300	113,666
Eircom Group	9,701	23,239
Elan	8,198 [a]	66,279
Fyffes	6,620	19,188
Grafton Group	4,495	44,256
Greencore Group	2,474	9,334
Iaws Group	2,176	29,973
Independent News & Media	11,890	32,185
Irish Life & Permanent	5,386	94,831
Kerry Group, Cl. A	2,892	60,410
Kingspan Group	2,460	28,286
Paddy Power	790	13,342
Ryanair Holdings	2,000 [a]	16,792
		1,578,933

Common Stocks (continued)	Shares	Value ($)
Italy−3.8%		
Alleanza Assicurazioni	8,784	101,370
Arnoldo Mondadori Editore	2,344	21,786
Assicurazioni Generali	19,958	593,075
Autogrill	2,438	33,260
Autostrade	5,866	134,056
Banca Antonveneta	1,897	59,234
Banca Fideuram	6,450	34,803
Banca Intesa	68,271	318,500
Banca Intesa (RNC)	20,240	87,576
Banca Monte dei Paschi di Siena	22,064	100,159
Banca Nazionale del Lavoro	26,041 [a]	83,903
Banca Popolare di Milano	7,972	75,910
Banche Popolari Unite	7,309	154,602
Banco Popolare di Verona e Novara	7,891	145,552
Benetton Group	1,630	17,307
Bulgari	2,557	27,074
Capitalia	30,616	159,608
Enel	89,672	722,833
ENI	54,080	1,448,354
Fiat	9,391	76,374
Fineco	3,057	26,436
Finmeccanica	6,328	114,979
Gruppo Editoriale L'Espresso	3,559	18,927
Italcementi	1,605	26,298
Lottomatica	545	19,779
Luxottica Group	2,997	72,475
Mediaset	17,493	191,923
Mediobanca	10,033	177,491
Mediolanum	5,922	37,451
Pirelli & C	59,847	53,116
Riunione Adriatica di Sicurta	6,208	141,054
Sanpaolo IMI	23,187	334,100
Seat Pagine Gialle	77,304	35,879
Snam Rete Gas	20,216	110,899
Telecom Italia	222,921	644,146
Telecom Italia (RNC)	126,411	305,392

Common Stocks (continued)	Shares	Value ($)
Italy (continued)		
Telecom Italia Media	19,085 a	10,778
Terna	24,365	58,658
Tiscali	4,586 a	15,916
UniCredito Italiano	149,296	832,851
		7,623,884
Japan−23.6%		
Acom	1,550	100,266
Aderans	600	15,979
Advantest	1,500	107,727
Aeon	13,200	272,153
Aeon Credit Service	520	40,607
Aiful	1,325	98,688
Aisin Seiki	3,800	113,603
Ajinomoto	11,800	114,548
Alfresa Holdings	500	24,355
All Nippon Airways	11,000	35,626
Alps Electric	3,500	55,264
Amada	7,000	53,039
Amano	1,000	16,408
Anritsu	2,000	9,982
Aoyama Trading	1,200	35,875
Ariake Japan	320	7,175
Asahi Breweries	8,300	103,175
Asahi Glass	20,800	224,073
Asahi Kasei	24,900	132,623
Asatsu-DK	700	22,130
Astellas Pharma	11,379	405,677
Autobacs Seven	400	16,322
Bank of Fukuoka	11,000	85,048
Bank of Kyoto	5,000	55,023
Bank of Yokohama	24,000	194,631
Benesse	1,300	45,900
Bridgestone	13,400	271,672
Canon	15,700	818,685
Canon Sales	2,000	43,469
Casio Computer	4,400	66,148

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Central Glass	3,000	16,649
Central Japan Railway	33	279,808
Chiba Bank	14,000	123,998
Chiyoda	3,000	51,415
Chubu Electric Power	12,400	306,791
Chugai Pharmaceutical	5,928	129,351
Circle K Sunkus	1,000	22,851
Citizen Watch	7,700	58,211
Coca-Cola West Japan	900	19,948
COMSYS Holdings	3,000	33,633
Credit Saison	3,400	153,344
CSK Holdings	1,400	54,001
Dai Nippon Printing	12,800	208,816
Daicel Chemical Industries	6,000	38,710
Daido Steel	6,200	42,610
Daiichi Sankyo	13,683	248,023
Daikin Industries	5,100	132,314
Daimaru	5,000	60,650
Dainippon Ink and Chemicals	12,000	35,565
Dainippon Screen Manufacturing	5,000	30,540
Daito Trust Construction	1,500	73,966
Daiwa House Industry	10,400	138,839
Daiwa Securities Group	26,000	211,967
Denki Kagaku Kogyo	9,600	34,968
Denso	11,100	313,724
Dentsu	36	97,109
Dowa Mining	5,000	40,076
E*Trade Securities	8	41,716
eAccess	21	12,971
East Japan Railway	71	420,858
Ebara	6,000	24,535
Eisai	5,300	206,709
Electric Power Development	3,000	97,934
Elpida Memory	600	15,102
FamilyMart	1,100	32,602
Fanuc	3,500	273,614
Fast Retailing	1,100	76,921

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Fuji Electric Holdings	10,000	44,500
Fuji Photo Film	10,300	324,737
Fuji Soft ABC	600	16,391
Fuji Television Network	11	24,380
Fujikura	7,000	44,981
Fujitsu	35,800	234,966
Furukawa Electric	12,000	56,596
Glory	1,000	19,458
Goodwill Group	10	17,611
Gunma Bank	7,000	49,611
Gunze	3,000	15,669
Hakuhodo DY Holdings	500	33,504
Hankyu Department Stores	2,000	15,893
Hikari Tsushin	500	31,914
Hino Motors	5,000	31,743
Hirose Electric	600	68,193
Hitachi	66,900	408,624
Hitachi Cable	3,000	11,623
Hitachi Capital	1,000	21,176
Hitachi Chemical	2,100	45,101
Hitachi Construction Machinery	2,000	37,799
Hitachi Software Engineering	400	6,690
Hokkaido Electric Power	3,800	78,510
Hokuhoku Financial Group	24,000	98,759
Honda Motor	16,460	896,495
House Foods	1,620	24,048
Hoya	2,600	90,683
Hoya W/I	6,300	218,109
Ibiden	1,800	72,368
Index	9	10,051
Index W/I	9	10,051
INPEX	9	63,090
Isetan	3,500	62,540
Ishihara Sangyo Kaisha	4,000	7,629
Ishikawajima-Harima Heavy Industries	23,000	53,151
Ito En	600	28,762
Itochu	31,500	214,321

Common Stocks (continued)

	Shares	Value ($)
Japan (continued)		
Itochu Techno-Science	500	18,985
Jafco	600	35,875
Japan Airlines	11,600	30,394
Japan Prime Realty Investment	7	19,123
Japan Real Estate Investment	6	45,720
Japan Retail Fund Investment	5	36,167
Japan Tobacco	19	300,331
JFE Holdings	11,660	359,601
JGC	4,000	64,980
Joyo Bank	13,462	89,512
JS Group	4,524	76,679
JSR	3,800	89,283
Kajima	17,800	91,902
Kaken Pharmaceutical	2,000	14,140
Kamigumi	6,400	52,506
Kandenko	105	738
Kaneka	6,000	73,914
Kansai Electric Power	16,099	353,361
Kansai Paint	5,000	29,939
Kao	11,000	262,231
Katokichi	1,800	11,721
Kawasaki Heavy Industries	25,000	64,860
Kawasaki Kisen Kaisha	10,000	62,025
KDDI	52	296,620
Keihin Electric Express Railway	9,000	57,446
Keio	11,000	63,313
Keisei Electric Railway	5,000	32,258
Keyence	640	146,468
Kikkoman	3,000	28,787
Kinden	3,000	27,885
Kintetsu	30,354	111,085
Kirin Brewery	16,000	176,625
Kobe Steel	55,000	161,119
Kokuyo	1,600	23,834
Komatsu	18,600	245,752
Komori	1,000	17,353
Konami	1,900	39,010

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Konica Minolta Holdings	9,500	78,429
Kose	500	17,998
Koyo Seiko	3,000	47,885
Kubota	23,000	166,170
Kuraray	7,500	71,067
Kurita Water Industries	2,300	38,371
Kyocera	3,300	212,336
Kyowa Hakko Kogyo	6,000	46,235
Kyushu Electric Power	7,800	166,849
Lawson	1,200	45,874
Leopalace21	2,400	61,853
Mabuchi Motor	500	24,312
Maeda Road Construction	200	1,500
Makita	2,000	46,218
Marubeni	29,000	135,029
Maruha Group	400	979
Marui	6,700	110,338
Matsui Securities	1,900	20,991
Matsumotokiyoshi	700	20,987
Matsushita Electric Industrial	43,195	784,824
Matsushita Electric Works	7,000	65,246
Mediceo Paltac Holdings	3,300	50,972
Meiji Dairies	4,000	21,477
Meiji Seika Kaisha	6,000	31,133
Meitec	700	22,551
Millea Holdings	31	556,591
Minebea	7,000	27,241
Mitsubishi	24,600	475,495
Mitsubishi Chemical Holdings	24,600 [a]	153,004
Mitsubishi Electric	39,000	232,181
Mitsubishi Estate	23,000	338,465
Mitsubishi Gas Chemical	9,000	61,003
Mitsubishi Heavy Industries	61,700	232,160
Mitsubishi Logistics	2,000	27,387
Mitsubishi Materials	19,000	64,963
Mitsubishi Rayon	11,000	50,934
Mitsubishi UFJ Financial Group	152	1,893,389

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsubishi UFJ Securities	6,000	68,090
Mitsui & Co.	29,400	359,402
Mitsui Chemicals	12,000	71,646
Mitsui Engineering & Shipbuilding	13,000	31,047
Mitsui Fudosan	16,000	260,470
Mitsui Mining & Smelting	11,000	62,368
Mitsui OSK Lines	23,000	161,230
Mitsui Sumitomo Insurance	25,230	320,780
Mitsui Trust Holdings	11,380	136,280
Mitsukoshi	8,000	34,706
Mitsumi Electric	900	8,667
Mizuho Financial Group	175	1,160,604
Murata Manufacturing	4,100	203,230
Namco Bandai Holdings	3,950	59,417
NEC	39,800	195,914
NEC Electronics	700	18,702
NET One Systems	9	17,164
NGK Insulators	6,000	71,183
NGK Spark Plug	4,000	63,880
NHK Spring	3,000	23,453
Nichii Gakkan	320	7,629
Nichirei	4,000	18,693
Nidec	2,300	134,161
Nikko Cordial	16,000	192,432
Nikon	5,600	71,392
Nintendo	2,050	228,238
Nippon Building Fund	8	63,571
Nippon Electric Glass	4,000	76,114
Nippon Express	17,000	92,444
Nippon Kayaku	4,000	31,648
Nippon Light Metal	10,400	27,339
Nippon Meat Packers	4,000	44,191
Nippon Mining Holdings	16,800	123,108
Nippon Oil	24,800	209,427
Nippon Paper Group	18	61,389
Nippon Sheet Glass	7,000	29,646
Nippon Shokubai	3,000	32,318

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Nippon Steel	128,100	454,493
Nippon Telegraph & Telephone	108	506,576
Nippon Yusen	20,800	125,081
Nishimatsu Construction	6,000	27,628
Nishi-Nippon City Bank	10,000	57,901
Nissan Chemical Industries	3,000	34,715
Nissan Motor	47,200	489,821
Nisshin Seifun Group	4,300	43,589
Nisshin Steel	17,000	53,597
Nisshinbo Industries	3,000	29,380
Nissin Food Products	1,600	41,923
Nitori	350	26,459
Nitto Denko	3,500	210,773
NOK	2,000	59,963
Nomura Holdings	36,800	558,299
Nomura Real Estate Office Fund	4	26,872
Nomura Research Institute	500	51,458
NSK	9,000	52,266
NTN	7,000	47,206
NTT Data	25	86,551
NTT DoCoMo	355	609,939
NTT Urban Development	4	23,298
Obayashi	12,000	87,522
Obic	200	32,473
Odakyu Electric Railway	12,000	67,007
OJI Paper	17,000	86,019
Oki Electric Industry	10,000	30,927
Okumura	3,000	18,685
Olympus	5,000	110,605
Omron	4,400	103,380
Onward Kashiyama	3,000	47,678
Oracle Corp Japan	700	29,286
Oriental Land	900	50,024
ORIX	1,740	323,919
Osaka Gas	43,000	156,995
Pioneer	3,100	38,908
Promise	1,900	119,153

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
QP	1,500	13,363
Rakuten	83	53,762
Resona Holdings	96 a	276,277
Ricoh	14,000	221,176
Rinnai	900	21,417
Rohm	2,300	185,336
Ryohin Keikaku	600	39,689
Sanden	2,000	10,051
Sanken Electric	2,000	22,937
Sankyo	900	47,240
Santen Pharmaceutical	1,500	38,014
Sanwa Shutter	3,200	19,820
Sanyo Electric	35,000	72,763
Sapporo Holdings	6,000	29,586
SBI Holdings	107	53,038
Secom	4,000	198,273
Sega Sammy Holdings	2,784	99,493
Seiko Epson	2,100	51,415
Seino Holdings	3,000	27,602
Sekisui Chemical	9,000	56,673
Sekisui House	10,000	124,136
Seven & I Holdings	16,860	550,389
77 Bank	6,000	47,678
SFCG	130	31,147
Sharp	20,000	273,184
Shimachu	1,000	28,349
Shimamura	400	51,132
Shimano	1,600	39,723
Shimizu	12,000	80,718
Shin-Etsu Chemical	8,100	385,499
Shinko Securities	9,000	34,019
Shinsei Bank	19,000	110,012
Shionogi & Co.	7,000	84,790
Shiseido	7,000	111,731
Shizuoka Bank	12,400	129,640
Showa Denko	21,000	66,750

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Showa Shell Sekiyu	3,700	45,771
Skylark	1,800	29,643
SMC	1,100	145,621
Softbank	5,000	281,345
Sojitz	4,700 [a]	25,599
Sompo Japan Insurance	17,000	254,113
Sony	20,780	671,216
Stanley Electric	3,100	47,483
Sumitomo	23,000	254,886
Sumitomo Bakelite	3,000	19,845
Sumitomo Chemical	32,000	188,308
Sumitomo Electric Industries	14,700	192,203
Sumitomo Heavy Industries	11,000	76,543
Sumitomo Metal Industries	86,000	295,520
Sumitomo Metal Mining	11,000	99,601
Sumitomo Mitsui Financial Group	94	864,052
Sumitomo Osaka Cement	8,000	22,473
Sumitomo Realty & Development	8,000	128,517
Sumitomo Rubber Industries	3,000	36,648
Sumitomo Trust & Banking	26,000	220,231
Suruga Bank	4,000	48,726
Suzuken	1,320	40,256
T&D Holdings	4,850	303,737
Taiheiyo Cement	17,000	61,045
Taisei	18,000	79,326
Taisho Pharmaceutical	3,000	53,735
Taiyo Nippon Sanso	5,000	30,368
Taiyo Yuden	2,100	20,674
Takara Holdings	3,000	17,654
Takashimaya	5,000	66,750
Takeda Pharmaceutical	18,500	1,010,781
Takefuji	2,340	163,029
Takuma	1,000	7,637
Tanabe Seiyaku	5,000	48,022
TDK	2,500	167,733
Teijin	17,000	100,769

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Teikoku Oil	4,000	38,246
Terumo	3,400	102,521
THK	2,000	44,843
TIS	800	18,762
Tobu Railway	16,000	68,313
Toda	3,000	17,293
Toho	2,900	55,058
Tohoku Electric Power	8,700	177,132
Tokuyama	5,000	49,397
Tokyo Broadcasting System	500	14,175
Tokyo Electric Power	23,972	594,126
Tokyo Electron	3,300	164,709
Tokyo Gas	48,000	188,033
Tokyo Steel Manufacturing	1,900	24,565
Tokyo Style	2,000	24,312
Tokyo Tatemono	5,000	41,235
Tokyu	18,820	102,180
Tokyu Land	9,000	71,054
TonenGeneral Sekiyu	6,000	66,698
Toppan Printing	12,000	115,356
Toray Industries	27,000	149,375
Toshiba	59,000	271,672
Tosoh	10,000	44,070
Toto	5,000	38,186
Toyo Seikan Kaisha	3,200	44,974
Toyo Suisan Kaisha	2,000	34,535
Toyobo	13,200	33,225
Toyoda Gosei	1,400	26,099
Toyota Industries	4,000	133,671
Toyota Motor	59,914	2,733,073
Toyota Tsusho	3,000	65,977
Trend Micro	2,000	62,025
Ube Industries	15,600	39,802
Uni-Charm	800	36,081
Uniden	1,000	17,181
UNY	3,000	37,163
Ushio	2,000	37,112

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
USS	450	30,772
Wacoal Holdings	2,000	28,298
West Japan Railway	35	123,878
Yahoo! Japan	161	170,122
Yakult Honsha	2,000	48,709
Yamada Denki	1,500	131,051
Yamaha	3,500	61,638
Yamaha Motor	3,500	74,718
Yamato Holdings	7,400	121,357
Yamazaki Baking	2,000	16,632
Yaskawa Electric	4,000	31,030
Yokogawa Electric	3,900	57,124
Zeon	4,000	47,077
		47,474,075
Luxembourg−.1%		
Arcelor	10,399	246,742
Oriflame Cosmetics	580	14,967
		261,709
Netherlands−3.5%		
ABN AMRO Holding	36,344	858,867
Aegon	29,214	439,138
Akzo Nobel	5,525	238,166
ASML Holding	10,257 [a]	173,223
Buhrmann	2,021	22,318
Corio	875	49,656
Euronext	1,645	69,847
European Aeronautic Defence and Space	5,149	178,233
Getronics	2,089	25,972
Hagemeyer	9,322	25,234
Heineken	5,198	164,551
ING Groep	38,965	1,122,421
Koninklijke Ahold	31,589 [a]	220,204
Koninklijke DSM	3,052	109,483
Koninklijke Philips Electronics	27,419	715,936
OCE	1,780	25,456
Qiagen	2,981 [a]	35,276
Randstad Holdings	845	32,326

Common Stocks (continued)	Shares	Value ($)
Netherlands (continued)		
Reed Elsevier	14,872	200,217
Rodamco Europe	941	74,838
Royal KPN	43,866	417,172
Royal Numico	3,004 [a]	121,542
SBM Offshore	725	56,010
STMicroelectronics	12,896	212,076
TNT	8,122	191,547
Unilever	11,899	836,594
Vedior	3,112	41,523
VNU	4,796	152,399
Wereldhave	389	37,600
Wolters Kluwer	5,864	108,655
		6,956,480
New Zealand−.2%		
Auckland International Airport	19,388	26,595
Contact Energy	5,704	27,544
Fisher & Paykel Appliances Holdings	3,468	7,815
Fisher & Paykel Healthcare	10,400	25,256
Fletcher Building	8,814	48,423
Kiwi Income Property Trust	12,371	10,130
Sky City Entertainment Group	7,799	24,780
Sky Network Television	4,754 [a]	20,595
Telecom Corp of New Zealand	41,439	169,076
Tower	4,325 [a]	6,356
Vector	3,522	7,567
Warehouse Group	2,700	7,369
Waste Management NZ	1,400	5,781
		387,287
Norway−.7%		
DNB NOR	13,607	139,200
Frontline	1,100	43,912
Norsk Hydro	2,955	295,934
Norske Skogindustrier	3,480	49,653
Orkla	4,058	142,332
Petroleum Geo-Services	1,110 [a]	28,175
ProSafe	850	29,421
Schibsted	1,100	31,729

Common Stocks (continued)	Shares	Value ($)
Norway (continued)		
Smedvig, Cl. A	800	16,983
Statoil	13,840	309,782
Stolt Offshore	3,591 [a]	37,565
Stolt-Nielsen	950	33,467
Storebrand	5,350	49,175
Tandberg	3,000	29,536
Tandberg Television	1,700 [a]	21,183
Telenor	15,722	153,581
Tomra Systems	3,950	27,040
Yara International	3,974	65,566
		1,504,234
Portugal—.3%		
Banco BPI	5,214	22,170
Banco Comercial Portugues	41,949	106,016
Banco Espirito Santo	1,834	28,996
Brisa-Auto Estradas de Portugal	6,721	53,131
Cimpor Cimentos de Portugal	4,095	22,072
Energias de Portugal	39,284	111,044
Jeronimo Martins	525	7,558
Portugal Telecom	15,588	140,776
PT Multimedia Servicos de Telecomunicacoes e Multimedia	1,560	16,667
Sonae	20,060	32,436
		540,866
Singapore—.8%		
Allgreen Properties	6,000	4,636
Ascendas Real Estate Investment Trust	15,700	18,612
CapitaLand	19,000	35,634
CapitaMall Trust	14,000	19,073
Chartered Semiconductor Manufacturing	24,000 [a]	14,862
City Developments	9,000	46,711
ComfortDelgro	39,700	34,653
Cosco Corp Singapore	11,000	14,273
Creative Technology	750	5,441
Datacraft Asia	3,000	2,490
DBS Group Holdings	23,059	208,076
Fraser and Neave	3,430	33,985
Haw Par	1,658	4,987

Common Stocks (continued)	Shares	Value ($)
Singapore (continued)		
Jardine Cycle & Carriage	2,422	14,999
Keppel	10,500	71,835
Keppel Land	5,000	11,265
Neptune Orient Lines	8,000	14,343
Noble Group	16,000	14,532
Olam International	13,000	9,814
Oversea-Chinese Banking	52,942	196,712
Overseas Union Enterprise	1,000	5,839
Parkway Holdings	14,000	16,349
SembCorp Industries	17,254	27,374
SembCorp Logistics	3,356	3,385
SembCorp Marine	11,000	17,776
Singapore Airlines	12,000	79,266
Singapore Exchange	15,000	23,886
Singapore Land	2,000	6,075
Singapore Petroleum	3,000	8,528
Singapore Post	31,000	20,843
Singapore Press Holdings	32,075	84,749
Singapore Technologies Engineering	25,000	37,598
Singapore Telecommunications	136,265	187,253
SMRT	8,000	4,860
STATS ChipPAC	26,000 [a]	14,261
Suntec Real Estate Investment Trust	19,000	11,766
United Overseas Bank	22,112	179,969
United Overseas Land	7,111	9,814
Venture	5,000	36,861
Want Want Holdings	7,000	6,755
Wing Tai Holdings	6,000	4,883
		1,565,023
Spain−3.9%		
Abertis Infraestructuras	4,292	117,209
Acciona	578	63,172
Acerinox	3,720	48,700
ACS	5,259	150,230
Altadis	5,751	243,844
Antena 3 de Television	1,673	32,502
Banco Bilbao Vizcaya Argentaria	70,487	1,241,904

Common Stocks (continued)	Shares	Value ($)
Spain (continued)		
Banco Popular Espanol	17,330	210,268
Banco Santander Central Hispano	123,412	1,572,770
Cintra Concesiones de Infraestructuras de Transporte	4,002	47,407
Corp Mapfre	2,307	40,370
Ebro Puleva	1,751	29,173
Endesa	19,898	494,531
Fomento de Construcciones y Contratas	941	51,587
Gamesa Corp Tecnologica	2,113	29,307
Gas Natural SDG	3,716	101,346
Grupo Ferrovial	1,274	93,998
Iberdrola	16,957	453,731
Iberia Lineas Aereas de Espana	8,017	20,069
Inditex	4,495	132,928
Indra Sistemas	2,670	54,654
Inmobiliaria Colonial	634	36,814
Metrovacesa	1,172	81,208
NH Hoteles	1,765	26,425
Promotora de Informaciones	1,710	31,337
Repsol YPF	19,039	566,450
Sacyr Vallehermoso	2,427	64,243
Sociedad General de Aguas de Barcelona, Cl. A	1,172	27,008
Sogecable	728 [a]	27,650
Telefonica	92,654	1,477,095
Telefonica Publicidad e Informacion	3,115	24,998
Union Fenosa	4,275	141,323
Zeltia	2,944	20,804
		7,755,055
Sweden—2.3%		
Alfa Laval	1,700	32,234
Assa Abloy, Cl. B	6,392	91,502
Atlas Copco, Cl. A	6,595	120,494
Atlas Copco, Cl. B	4,000	65,297
Axfood	420	10,495
Billerud	800	9,167
Capio	1,820 [a]	31,424
Castellum	800	27,726
D Carnegie	870	10,597

Common Stocks (continued)	Shares	Value ($)
Sweden (continued)		
Electrolux, Cl. B	5,707	132,935
Elekta, Cl. B	1,800	27,462
Eniro	2,873	31,386
Fabege	1,323	22,344
Gambro, Cl. A	3,742	52,862
Gambro, Cl. B	2,300	32,347
Getinge, Cl. B	3,400	42,481
Hennes & Mauritz, Cl. B	9,934	322,458
Hoganas, Cl. B	400	8,363
Holmen, Cl. B	900	26,219
Lundin Petroleum	3,300 [a]	33,358
Modern Times Group, Cl. B	1,200 [a]	45,883
Nordea Bank	44,258	433,485
OMX	1,650 [a]	20,149
Sandvik	4,166	200,358
SAS	2,050 [a]	22,460
Scania, Cl. B	1,872	62,998
Securitas, Cl. B	6,604	100,341
Skandia Forsakrings	20,360	101,498
Skandinaviska Enskilda Banken, Cl. A	9,929	185,148
Skanska, Cl. B	7,499	104,994
SKF, Cl. B	8,388	105,855
SSAB Svenskt Stal, Ser. A	900	26,841
SSAB Svenskt Stal, Ser. B	400	11,301
Svenska Cellulosa, Cl. B	4,102	138,302
Svenska Handelsbanken, Cl. A	10,588	241,312
Swedish Match	6,364	72,321
Telefonaktiebolaget LM Ericsson, Cl. B	308,381	1,006,813
Telelogic	4,000 [a]	8,489
Tele2, Cl. B	6,045	57,310
TeliaSonera	38,234	186,761
Trelleborg, Cl. B	1,840	28,188
Volvo, Cl. A	1,822	72,298
Volvo, Cl. B	4,653	191,352

Common Stocks (continued)	Shares	Value ($)
Sweden (continued)		
Wihlborgs Fastigheter	264 [a]	5,669
WM-data, Cl. B	5,000	13,750
		4,575,027
Switzerland—6.9%		
ABB	39,862 [a]	304,422
Adecco	2,706	115,274
Ciba Specialty Chemicals	1,462	83,852
Clariant	4,761	63,426
Compagnie Financiere Richemont, Cl. A	10,382	394,421
Credit Suisse Group	25,244	1,113,505
Geberit	74	51,183
Givaudan	144	92,684
Holcim	3,874	240,643
Kudelski	651	23,043
Kuoni Reisen Holding	70	26,295
Logitech International	1,582 [a]	59,856
Lonza Group	801	46,096
Micronas Semiconductor	647 [a]	21,874
Nestle	8,374	2,482,754
Nobel Biocare Holding	480	110,510
Novartis	48,985	2,631,175
Phonak Holding	822	34,221
PSP Swiss Property	771	33,501
Rieter Holding	106	30,213
Roche Holding	14,584	2,175,570
Schindler Holding	103	39,210
Serono, Cl. B	115	74,285
SGS	86	63,279
SIG Holding	130	32,019
Straumann Holding	143	33,283
Sulzer	77	36,976
Swatch Group	1,198	34,007
Swatch Group, Cl. B	672	93,063
Swiss Reinsurance	6,732	453,892

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Swisscom	436	143,352
Syngenta	2,176	232,920
Synthes	953	100,755
UBS	22,228	1,884,327
Unaxis Holding	99	13,265
Valora Holding	61	10,862
Zurich Financial Services	3,007	512,152
		13,892,165
United Kingdom—24.7%		
Aegis Group	23,287	51,324
Aggreko	4,440	18,785
Alliance Unichem	5,123	69,877
Amec	7,079	42,733
Amvescap	14,682	92,397
Anglo American	29,547	873,503
ARM Holdings	27,141	52,250
Arriva	4,204	42,904
Associated British Ports Holdings	6,491	62,940
AstraZeneca	33,771	1,514,306
Aviva	49,216	581,121
BAA	21,883	237,660
BAE Systems	67,203	393,183
Balfour Beatty	7,805	42,107
Barclays	134,259	1,330,963
Barratt Developments	4,762	63,772
BBA Group	9,005	46,389
Bellway	2,066	31,801
Berkeley Group Holdings	2,063	31,773
BG Group	73,794	647,944
BHP Billiton	51,416	755,914
BOC Group	10,577	208,397
Boots Group	15,324	167,104
Bovis Homes Group	2,453	26,055
BP	436,774	4,824,763
BPB	10,668	138,050
Brambles Industries	14,453	83,536
British Airways	11,969 [a]	63,988

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
British American Tobacco	33,218	730,936
British Land	10,989	173,134
British Sky Broadcasting	25,726	232,261
Brixton	5,235	34,752
BT Group	177,130	667,892
Bunzl	7,102	71,034
Cable & Wireless	49,429	101,064
Cadbury Schweppes	43,526	428,409
Capita Group	13,360	92,237
Carnival	3,614	183,550
Cattles	6,970	33,746
Centrica	77,783	328,748
Close Brothers Group	2,795	37,925
Cobham	24,690	67,310
Compass Group	45,839	154,178
Cookson Group	3,674 [a]	20,666
Corus Group	86,960	73,507
Daily Mail & General Trust	6,155	68,208
Davis Service Group	2,976	24,023
De La Rue	3,606	24,897
Diageo	61,874	914,596
DSG International	37,475	95,530
Electrocomponents	8,351	33,706
Emap	5,217	75,546
EMI Group	16,125	61,087
Enterprise Inns	6,935	95,697
Exel	5,916	126,303
First Choice Holidays	9,363	32,362
Firstgroup	7,518	43,653
FKI	13,710	24,756
Friends Provident	37,249	116,219
Gallaher Group	13,834	214,897
GKN	15,682	77,245
GlaxoSmithKline	121,343	3,155,521
Great Portland Estates	3,574	23,726
Group 4 Securicor	21,182	56,434
GUS	20,957	312,560

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Hammerson	5,561	87,812
Hanson	15,519	157,280
Hays	36,019	73,008
HBOS	81,117	1,198,321
Hilton Group	33,825	203,139
HMV Group	8,660	28,821
HSBC Holdings	232,710	3,660,219
ICAP	9,463	57,878
IMI	7,151	53,611
Imperial Chemical Industries	24,549	124,941
Imperial Tobacco Group	15,147	434,386
Inchcape	1,538	56,086
Intercontinental Hotels Group	8,851	110,619
International Power	31,512	129,419
Intertek Group	3,312	41,774
Invensys	97,963 [a]	22,544
iSOFT Group	3,796	26,795
Johnson Matthey	4,576	94,778
Kelda Group	7,430	91,545
Kesa Electricals	9,865	41,912
Kingfisher	49,721	186,599
Land Securities Group	9,504	233,692
Legal & General Group	132,030	250,671
Liberty International	4,822	79,429
Lloyds TSB Group	116,462	952,491
LogicaCMG	14,819	37,251
London Stock Exchange	5,308	53,231
Man Group	6,183	168,560
Marconi	3,397	22,400
Marks & Spencer Group	33,689	248,988
Meggitt	9,062	48,527
MFI Furniture	9,710	14,095
Misys	9,747	35,372
Mitchells & Butlers	10,256	65,860
National Express Group	2,980	43,363
National Grid	56,618	517,678
Next	5,332	125,916

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Pearson	16,978	188,747
Peninsular and Oriental Steam Navigation	14,925	106,741
Persimmon	5,575	85,072
Pilkington	21,842	59,255
Premier Farnell	8,240	20,276
Provident Financial	5,072	53,872
Prudential	49,853	418,316
Punch Taverns	5,333	69,012
Rank Group	12,919	67,695
Reckitt Benckiser	13,017	393,350
Reed Elsevier	25,919	236,757
Rentokil Initial	35,386	96,156
Resolution	4,310	45,245
Reuters Group	30,384	193,231
Rexam	10,988	93,659
Rio Tinto	22,257	848,686
Rolls-Royce Group	31,844	205,757
Royal & Sun Alliance Insurance Group	62,790	106,986
Royal Bank of Scotland Group	66,073	1,829,344
Royal Dutch Shell, Cl. A	85,891	2,648,972
Royal Dutch Shell, Cl. B	57,299	1,869,420
SABMiller	18,821	355,169
Sage Group	25,515	96,885
Schroders	2,417	36,754
Sainsbury (J)	27,108	133,886
Scottish & Newcastle	16,224	134,269
Scottish & Southern Energy	18,022	312,654
Scottish Power	39,057	382,348
Serco Group	9,800	46,017
Severn Trent	7,142	120,995
Signet Group	35,867	64,605
Slough Estates	8,490	76,199
Smith & Nephew	19,243	162,830
Smiths Group	11,909	192,372
SSL International	3,900	18,192
Stagecoach Group	15,251	28,955
Tate & Lyle	9,627	78,991

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Taylor Woodrow	11,425	63,305
Tesco	162,041	862,711
3i Group	11,538	154,823
Tomkins	14,748	68,728
Travis Perkins	2,197	54,060
Trinity Mirror	6,192	65,220
Unilever	57,693	585,211
United Business Media	5,123	48,610
United Utilities	18,337	202,395
Vodafone Group	1,317,470	3,457,563
Whitbread	5,158	85,831
William Hill	8,274	78,288
Wimpey (George)	8,127	58,842
Wolseley	11,994	243,960
WPP Group	24,223	237,988
Yell Group	14,549	113,968
		49,542,038
Total Common Stocks		
(cost $156,882,851)		**196,724,436**

Preferred Stocks–.2%		
Germany–.2%		
Fresenius Medical Care	530	40,672
Henkel	1,230	105,454
Porsche	163	117,790
ProSieben Sat.1 Media	1,533	26,385
RWE	815	45,197
Volkswagen	2,117	85,831
Total Preferred Stocks		
(cost $336,427)		**421,329**

Short-Term Investments–.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bill;		
3.43%, 12/8/2005		
(cost $448,411)	450,000 [d]	**448,340**
Total Unaffiliated		
(cost $157,667,689)		**197,594,105**

Other Investments—1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,224,000)	2,224,000 c	**2,224,000**
Investment of Cash Collateral for Securities Loaned—.0%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $9,070)	9,070 c	**9,070**
Total Affiliated (cost $2,233,070)		**2,233,070**
Total Investments (cost $159,900,759)	**99.6%**	**199,827,175**
Cash and Receivables (Net)	**.4%**	**846,899**
Net Assets	**100.0%**	**200,674,074**

a *Non-income producing.*
b *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the portfolio's securities on loan is $8,945 and the total market value of the collateral held by the portfolio is $9,070.*
c *Investments in affiliated money market mutual funds.*
d *Wholly held by the broker in a segregated account as collateral for open financial futures positions.*

Portfolio Summary[†]

	Value (%)		Value (%)
Banks	15.8	Diversified Financials	5.1
Energy	8.7	Insurance	4.4
Materials	7.6	Automobiles & Components	4.0
Pharmaceuticals & Biotechnology	7.4	Technology Hardware	
Capital Goods	6.8	& Equipment	3.6
Telecommunication Services	6.4	Consumer Durables & Apparel	3.1
Food, Beverage & Tobacco	5.4	Other	16.1
Utilities	5.2		**99.6**

† *Based on net assets*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2005 ($)
Financial Futures Long				
DJ Euro STOXX 50	30	1,191,162	December 2005	1,583
Financial Times 100	12	1,130,659	December 2005	12,867
TOPIX	6	747,391	December 2005	28,943
				43,393

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan, valued at $8,945)–Note 1(c):		
Unaffiliated issuers	157,667,689	197,594,105
Affiliated issuers	2,233,070	2,233,070
Cash		279,454
Cash denominated in foreign currencies	227,397	223,849
Receivable for shares of Common Stock subscribed		450,609
Dividends and interest receivable		295,864
Receivable for investment securities sold		88,509
Receivable for futures variation margin–Note 4		49,470
Unrealized appreciation on forward		
currency exchange contracts–Note 4		3,466
		201,218,396
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		100,814
Payable for investment securities purchased		323,957
Payable for shares of Common Stock redeemed		103,463
Liability for securities on loan–Note 1(c)		9,070
Unrealized depreciation on forward		
currency exchange contracts –Note 4		7,018
		544,322
Net Assets ($)		**200,674,074**
Composition of Net Assets ($):		
Paid-in capital		177,248,059
Accumulated undistributed investment income–net		2,650,601
Accumulated net realized gain (loss) on investments		(19,177,983)
Accumulated net unrealized appreciation (depreciation)		
on investments and foreign currency transactions (including		
$43,393 net unrealized appreciation on financial futures)		39,953,397
Net Assets ($)		**200,674,074**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		13,866,269
Net Asset Value, offering and redemption price per share–Note 3 (c) ($)		**14.47**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $348,753 foreign taxes withheld at source):	
Unaffiliated issuers	4,166,862
Affiliated issuers	112,131
Interest	10,909
Income on securities lending	1,455
Total Income	**4,291,357**
Expenses:	
Management fee–Note 3(a)	562,138
Shareholder servicing costs–Note 3(b)	401,528
Loan commitment fees–Note 2	407
Total Expenses	**964,073**
Investment Income–Net	**3,327,284**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,089,476
Net realized gain (loss) on forward currency exchange contracts	(8,544)
Net realized gain (loss) on financial futures	733,406
Net Realized Gain (Loss)	**1,814,338**
Net change in unrealized appreciation (depreciation) on investments, foreign currency transactions and forward currency exchange contracts (including $49,790 net change in unrealized appreciation on financial futures)	18,357,619
Net Realized and Unrealized Gain (Loss) on Investments	**20,171,957**
Net Increase in Net Assets Resulting from Operations	**23,499,241**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	3,327,284	2,266,584
Net realized gain (loss) on investments	1,814,338	(1,547,714)
Net change in unrealized appreciation (depreciation) on investments	18,357,619	16,665,140
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,499,241**	**17,384,010**
Dividends to Shareholders from ($):		
Investment income–net	**(2,772,459)**	**(2,598,401)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	104,456,200	49,003,241
Dividends reinvested	2,386,290	2,173,964
Cost of shares redeemed	(44,061,412)	(40,527,316)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**62,781,078**	**10,649,889**
Total Increase (Decrease) in Net Assets	**83,507,860**	**25,435,498**
Net Assets ($):		
Beginning of Period	117,166,214	91,730,716
End of Period	**200,674,074**	**117,166,214**
Undistributed investment income–net	2,650,601	2,090,993
Capital Share Transactions (Shares):		
Shares sold	7,547,258	4,094,263
Shares issued for dividends reinvested	175,076	197,095
Shares redeemed	(3,173,832)	(3,381,139)
Net Increase (Decrease) in Shares Outstanding	**4,548,502**	**910,219**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	12.57	10.91	8.89	10.60	14.18
Investment Operations:					
Investment income−net[a]	.29	.25	.18	.15	.15
Net realized and unrealized gain (loss) on investments	1.88	1.72	2.04	(1.73)	(3.74)
Total from Investment Operations	2.17	1.97	2.22	(1.58)	(3.59)
Distributions:					
Dividends from investment income−net	(.27)	(.31)	(.20)	(.13)	−
Redemption fee	.00[b]	.00[b]	.00[b]	.00[b]	.01
Net asset value, end of period	14.47	12.57	10.91	8.89	10.60
Total Return (%)	17.40	18.40	25.49	(15.12)	(25.25)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	2.07	2.07	1.98	1.44	1.26
Portfolio Turnover Rate	3.46	14.80	11.37	24.12	30.02
Net Assets, end of period ($ x 1,000)	200,674	117,116	91,731	82,091	72,344

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus International Stock Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to provide investment results that correspond to the net dividend and total return performance of equity securities of international issuers in the aggregate, as represented by the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the funds Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Financial futures are valued at the last sales price on the principle exchange.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is accrued as earned.

Pursuant to a securities lending agreement with Mellon Bank, N.A, an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2005, pursuant to the security lending agreement, Mellon Bank, N.A. earned revenues of $624 from the fund.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,285,557, accumulated capital losses $12,224,271 and unrealized appreciation $32,364,729.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $1,262,185 of the carryover expires in fiscal 2009, $5,891,135 expires in fiscal 2010, $4,292,311 expires in fiscal 2011 and $778,640 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $2,772,459 and $2,598,401, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for the passive foreign investment companies and foreign currency exchange gains and losses, the fund increased accumulated undistributed investment income–net by $4,783, decreased accumulated net realized gain (loss) on investments by $4,778 and decreased paid-in capital by $5. Net assets were not affected by this reclassification.

NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .35% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, commitment fees, interest, Shareholder Services Plan fees, fees and expenses of non-interested Board Members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board Members (including counsel fees). Each Board member also serves as a Board Member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Effective September 27, 2005, each Board member receives an annual fee of $40,000, an attendance fee of $5,000 for each in-person meeting and $500 for telephone meetings. Prior to September 27, 20005, each Board member received an annual fee of $25,000, an attendance fee of $4,000 for each in-person meeting and $500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the Company's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the Company directly to the non-interested Board members, that were applied to offset a portion of the management fee payable to the Manager were in fact paid directly by the Manager to the non-interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services, a fee at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, the fund was charged $401,528 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $58,808 and shareholder services plan fees $42,006.

(c) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund invests its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, forward currency exchange contracts and financial futures, during the period ended October 31, 2005, amounted to $69,342,804 and $5,383,673, respectively.

The fund may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increased between the date the forward contract was opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreased between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreased between the date the forward contract was opened and the date the forward contract was closed. The fund realizes a gain if the value of the contract increased between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract.

The following summarizes open forward currency exchange contracts at October 31, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 12/15/2005	616,630	1,087,698	1,091,164	3,466
Euro, expiring 12/15/2005	740,810	893,359	889,461	(3,898)
Japanese Yen, expiring 12/15/2005	53,505,000	465,186	462,066	(3,120)
Total				**(3,552)**

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open as of October 31, 2005, are set forth in the Statement of Financial Futures.

At October 31, 2005, the cost of investments for federal income tax purposes was $167,492,979; accordingly, accumulated net unrealized appreciation on investments was $32,334,196, consisting of $44,242,594 gross unrealized appreciation and $11,908,398 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus International Stock Index Fund**

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and of financial futures, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus International Stock Index Fund (the "Fund") (one of the series constituting Dreyfus Index Funds, Inc.) as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
December 16, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2005:

—the total amount of taxes paid to foreign countries was $336,611.

—the total amount of income sourced from foreign countries was $3,618,285.

As required by Federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2005 calendar year with Form 1099-DIV which will be mailed by January 31, 2006.

For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $776,011 represents the maximum amount that may be considered qualified dividend income.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————————

David P. Feldman (65)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

———————————

Ehud Houminer (65)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Gloria Messinger (75)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 25

————————————

T. John Szarkowski (79)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 25

————————————

Anne Wexler (75)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager . He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus International
Stock Index Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and
Trust Company
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0079AR1005

Dreyfus
Smallcap
Stock Index Fund

ANNUAL REPORT October 31, 2005



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Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Smallcap Stock Index Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Tom Durante, CFA.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus Smallcap Stock Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, Dreyfus Smallcap Stock Index Fund produced a total return of 14.88%.[1] The Standard & Poor's SmallCap 600 Index (the "S&P 600 Index") produced a 15.27% return for the same period.[2,3]

We attribute the market's performance to an expanding U.S. economy and rising corporate profits, which drove stock prices higher during the first half of the reporting period. Subsequently, however, the market's gains moderated due to concerns regarding rising short-term interest rates and soaring energy prices. The difference in returns between the fund and the S&P 600 Index was primarily due to the fund's sampling strategy, transaction costs and other fund operating expenses.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 600 Index. To reach this goal, the fund generally invests in a representative sample of the stocks listed in the S&P 600 Index. While the fund generally owns the vast majority of the stocks in the S&P 600 Index, some very small, less liquid stocks may be excluded from the portfolio. Often considered a barometer for the small-cap stock market in general, the S&P 600 Index is composed of 600 domestic stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 600 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

As an index fund, the fund uses a passive management approach: all investment decisions are made based on the composition of the S&P 600 Index. The fund does not attempt to manage market volatility.

Small-cap stocks are often those of new and entrepreneurial companies and tend to grow faster than large-cap companies. They also typically use any profits for expansion rather than for paying dividends. Compared to larger, more established companies, small companies are subject to more erratic market movements and may carry additional risks because, among other things, their revenues and earnings also tend to be less predictable. As a result, their stocks tend to be less liquid and more volatile.

What other factors influenced the fund's performance?

When the reporting period began, U.S. economic growth was strong, fueled by low interest rates, strong consumer confidence and increased capital spending among businesses. By early 2005, however, investors became concerned that rising short-term interest rates and higher energy prices might constrain economic growth. In addition, inflation concerns intensified when energy prices soared during the second half of the reporting period, especially in the weeks following hurricanes Katrina and Rita. In its ongoing effort to forestall potential inflationary pressures, the Federal Reserve Board (the "Fed") raised short-term interest rates throughout the reporting period.

In this environment, energy stocks produced some of the market's stronger gains during the reporting period, and virtually all of the companies represented in the benchmark posted positive returns. Companies in the home construction, mining, industrial parts and heavy machinery industries also posted especially positive results, primarily due to strong global economic growth and rising demand for these companies' goods and services.

Within the health care sector, HMOs and medical service providers fared especially well. As more workers found employment in the recovering U.S. economy, HMO enrollment trends improved, boosting revenue for these companies. What's more, many HMOs benefited from industry-wide mergers-and-acquisitions activity as well as productivity gains from new technologies. A number of smaller, niche medical providers also performed well, largely due to favorable demographics including efforts by aging members of the Baby Boomer generation to keep themselves physically fit.

On the other hand, a handful of consumer discretionary stocks reported negative absolute returns, including manufacturers of all-terrain vehicles (ATVs), snowmobiles and jet skis. These high-ticket items often are considered a luxury rather than a necessity, and with gas prices at record highs, sales have dropped considerably. Finally, in the financials sector, banks and thrifts were hurt by rising interest rates, which reduced their profit margins.

What is the fund's current strategy?

As an index fund, our strategy is to replicate the returns of the small-cap market as represented by the S&P 600 Index. Accordingly, as of the end of the reporting period, the percentage of the fund's assets invested in each market sector closely approximated its representation in the S&P 600 Index. While small-cap stocks may involve greater risk than larger-cap stocks, we believe that an investment in a broadly diversified small-cap index fund, such as Dreyfus Smallcap Stock Index Fund, may help investors in their efforts to manage the risks associated with small-cap investing by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

[3] *Standard & Poor's®," "S&P®," and "Standard & Poor's SmallCap 600 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Smallcap Stock Index Fund and the Standard & Poor's SmallCap 600 Index

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	From Inception
Fund	**6/30/97**	**14.88%**	**9.65%**	**9.78%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus Smallcap Stock Index Fund on 6/30/97 (inception date) to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Smallcap Stock Index Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 2.67
Ending value (after expenses)	$1,122.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 2.55
Ending value (after expenses)	$1,022.68

† *Expenses are equal to the fund's annualized expense ratio of .50%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

October 31, 2005

Common Stocks—99.9%	Shares	Value ($)
Aerospace & Defense—1.6%		
AAR	47,550 a	757,471
Armor Holdings	42,000 a	1,877,820
Cubic	20,700 b	339,687
Curtiss-Wright	29,500	1,691,825
DRS Technologies	37,300	1,837,398
GenCorp	69,600 a	1,276,464
Moog, Cl. A	51,975 a	1,541,059
Teledyne Technologies	48,200 a	1,699,532
Triumph Group	23,800 a	829,192
		11,850,448
Airlines—.5%		
Frontier Airlines	42,700 a	403,515
Mesa Air Group	51,100 a,b	576,408
Skywest	79,300	2,324,283
		3,304,206
Apparel—1.3%		
Albany International, Cl. A	44,800	1,730,624
Ashworth	11,900 a	83,657
Haggar	7,500	213,750
K-Swiss, Cl. A	41,400	1,260,630
Kellwood	37,200	815,052
Oxford Industries	19,100	940,675
Phillips-Van Heusen	49,900	1,419,655
Quiksilver	164,300 a	1,894,379
Russell	39,900	539,847
Stride Rite	54,000	703,080
		9,601,349
Banking—5.7%		
Amegy Bancorp	90,200	2,086,326
BankAtlantic Bancorp, Cl. A	75,000	1,041,750
Boston Private Financial Holdings	45,600	1,320,120
Central Pacific Financial	45,500	1,642,550
Chittenden	64,537	1,856,729
East West Bancorp	81,700	3,128,293
First Bancorp/Puerto Rico	122,800	1,402,376
First Midwest Bancorp/IL	60,974	2,318,231

Common Stocks (continued)	Shares	Value ($)
Banking (continued)		
First Republic Bank/San Francisco, CA	35,250	1,336,328
Gold Banc	48,800	723,216
Hudson United Bancorp	58,380	2,421,019
Irwin Financial	30,700	640,709
Nara Bancorp	34,300	618,429
PrivateBancorp	29,600	1,005,512
Prosperity Bancshares	25,100	765,299
Provident Bankshares	43,424	1,513,761
Republic Bancorp/MI	90,478	1,235,025
South Financial Group	99,700	2,748,729
Sterling Bancshares/TX	67,300	995,367
Susquehanna Bancshares	65,000	1,500,850
Trustco Bank NY	98,444	1,269,928
UCBH Holdings	133,000	2,314,200
Umpqua Holdings	56,800	1,510,880
United Bankshares	50,900	1,857,850
Whitney Holding	84,370	2,277,990
Wintrust Financial	35,500	1,905,640
		41,437,107
Banking/Thrifts & Mortgage Finance—1.7%		
Anchor Bancorp Wisconsin	28,200	892,812
BankUnited Financial, Cl. A	38,000	901,360
Brookline Bancorp	77,800	1,093,090
Commercial Federal	51,800	1,771,560
Dime Community Bancshares	37,450	539,280
Downey Financial	31,880	1,943,086
FirstFed Financial	26,900 a	1,438,881
Flagstar Bancorp	44,300 b	594,506
Franklin Bank/Houston, TX	34,000 a	586,500
MAF Bancorp	39,000	1,620,060
Sterling Financial/WA	44,935	1,125,172
		12,506,307
Biotechnology—.6%		
Arqule	41,200 a	294,168
Cambrex	40,000	763,200
Enzo Biochem	42,317 a	577,204

Common Stocks (continued)	Shares	Value ($)
Biotechnology (continued)		
MGI Pharma	102,300 a	1,919,148
Regeneron Pharmaceuticals	59,600 a	745,596
Savient Pharmaceuticals	83,000 a	311,250
		4,610,566
Building & Construction−.1%		
Drew Industries	18,000 a	**519,300**
Chemicals−1.9%		
Aptargroup	51,200	2,620,928
Arch Chemicals	29,900	785,473
Brady, Cl. A	73,700	2,120,349
Georgia Gulf	48,000	1,396,800
HB Fuller	44,700	1,339,659
MacDermid	37,900	1,061,200
Myers Industries	43,909	501,441
OM Group	33,700 a	538,526
Omnova Solutions	31,100 a	139,950
Penford	14,400	187,776
PolyOne	110,300 a	636,431
Quaker Chemical	9,000	143,010
Rogers	22,800 a	851,580
Schulman (A.)	36,600	747,006
Tredegar	44,600	561,514
Wellman	22,300	145,842
		13,777,485
Clothing Stores−1.7%		
Burlington Coat Factory Warehouse	23,300	898,448
Children's Place Retail Stores	32,300 a	1,386,639
Christopher & Banks	48,275	645,437
Dress Barn	29,800 a	791,786
Finish Line, Cl. A	65,500	1,024,420
Goody's Family Clothing	31,700	301,150
Gymboree	41,500 a	734,550
HOT Topic	57,600 a,b	857,664
J Jill Group	20,600 a	261,620
JOS A Bank Clothiers	16,800 a,b	685,608
Men's Wearhouse	73,800 a	1,822,860
Stage Stores	34,800	964,656

Common Stocks (continued)	Shares	Value ($)
Clothing Stores (continued)		
Stein Mart	42,300	776,205
Too	48,000 [a]	1,363,680
		12,514,723
Computer Hardware—2.1%		
Adaptec	131,800 [a]	541,698
Avid Technology	56,120 [a]	2,762,788
Black Box	25,600	1,027,072
Checkpoint Systems	52,100 [a]	1,250,400
Coinstar	32,500 [a,b]	824,850
Digi International	32,300 [a]	342,703
Global Imaging Systems	33,800 [a]	1,203,618
Hutchinson Technology	33,500 [a]	830,800
Mercury Computer Systems	29,800 [a]	565,902
Micros Systems	55,100 [a]	2,530,192
Netgear	46,400 [a]	907,120
Radisys	28,300 [a]	454,781
SBS Technologies	23,300 [a]	227,408
Scansource	18,600 [a,b]	1,053,504
Synaptics	33,800 [a]	785,174
		15,308,010
Computer Software—3.2%		
Altiris	34,500 [a]	583,050
Ansys	45,500 [a]	1,695,330
Captaris	35,600 [a]	128,160
Carreker	31,000 [a]	170,190
Catapult Communications	19,300 [a]	352,997
Dendrite International	59,100 [a]	1,037,205
EPIQ Systems	24,800 [a]	472,440
Filenet	57,300 [a]	1,612,995
Hyperion Solutions	56,575 [a]	2,735,967
JDA Software Group	33,300 [a]	538,461
Manhattan Associates	40,700 [a]	903,947
Mapinfo	27,800 [a]	341,662
MRO Software	33,200 [a]	543,816
Open Solutions	25,000 [a]	535,250
PC-Tel	19,900 [a]	184,075
Phoenix Technologies	31,000 [a]	184,140

Common Stocks (continued)	Shares		Value ($)
Computer Software (continued)			
Progress Software	59,000	a	1,837,260
Serena Software	44,700	a	978,483
Sonic Solutions	32,900	a,b	629,706
SPSS	23,600	a	538,080
SS&C Technologies	23,900		856,576
Take-Two Interactive Software	94,500	a,b	1,951,425
THQ	85,225	a,b	1,975,515
Websense	36,000	a,b	2,126,880
Zix	21,200	a,b	39,008
			22,952,618
Construction–5.3%			
Acuity Brands	61,500		1,710,315
Apogee Enterprises	39,300		643,734
Building Material Holding	21,500		1,827,715
Champion Enterprises	102,399	a	1,421,298
ElkCorp	26,900		850,847
EMCOR Group	20,200	a	1,232,200
Florida Rock Industries	67,337		3,831,475
Griffon	40,600	a	893,200
Headwaters	60,800	a,b	1,935,872
Hughes Supply	91,800		3,070,710
Insituform Technologies, Cl. A	27,000	a	484,920
M/I Homes	13,800		619,620
MDC Holdings	43,844		3,007,698
Meritage Homes	33,400	a	2,079,818
NCI Building Systems	27,300	a	1,122,849
NVR	7,800	a	5,346,900
Skyline	12,200		484,950
Standard-Pacific	97,700		3,769,266
Texas Industries	32,000		1,587,200
URS	57,500	a	2,324,725
			38,245,312
Consumer Cyclical–.4%			
Cato, Cl. A	48,700		973,026
Wolverine World Wide	83,250		1,744,087
			2,717,113

Common Stocks (continued)	Shares	Value ($)
Consumer Durables−1.0%		
Audiovox, Cl. A	29,300 a	416,353
Bassett Furniture Industries	16,800	314,496
Department 56	23,500 a	256,150
Ethan Allen Interiors	50,700	1,714,674
Fedders	10,070 b	23,161
Interface, Cl. A	54,600 a	421,512
La-Z-Boy	64,000 b	757,760
National Presto Industries	5,900	258,597
Select Comfort	52,300 a,b	1,145,370
Toro	62,200	2,270,922
		7,578,995
Consumer Staples−.2%		
Ralcorp Holdings	41,700	**1,622,130**
Department Stores−.2%		
ShopKo Stores	42,000 a	**1,204,140**
Drugs−1.2%		
Alpharma, Cl. A	65,000	1,617,850
Biosite	24,000 a,b	1,325,520
Bradley Pharmaceuticals	21,900 a,b	263,676
Connetics	42,300 a,b	551,592
Medicis Pharmaceutical, Cl. A	76,100 b	2,244,950
Nature's Sunshine Products	18,400	356,040
NBTY	75,600 a	1,512,756
Noven Pharmaceuticals	32,400 a	456,516
USANA Health Sciences	14,800 a,b	651,496
		8,980,396
Electronic Components−5.2%		
Aeroflex	94,200 a	853,452
Agilysys	52,000	776,880
Anixter International	47,800	1,772,424
Applied Signal Technology	13,600	233,376
Artesyn Technologies	47,500 a,b	417,525
Bel Fuse, Cl. B	20,800	626,080
Benchmark Electronics	56,900 a	1,598,321
C-COR	53,700 a,b	286,221
Ceradyne	32,100 a	1,258,320

Common Stocks (continued)	Shares	Value ($)
Electronic Components (continued)		
Cognex	65,400	1,869,132
Coherent	43,700 [a]	1,293,957
Comtech Telecommunications	29,600 [a]	1,135,456
CTS	47,300	557,194
Dionex	30,750 [a]	1,489,223
Ditech Communications	45,000 [a]	286,650
DSP Group	41,300 [a]	1,015,154
Esterline Technologies	35,300 [a]	1,329,045
FEI	35,200 [a]	665,280
Flir Systems	93,200 [a]	1,953,472
Gerber Scientific	40,300 [a]	318,773
Harmonic	78,400 [a]	361,424
Input/Output	75,800 [a]	582,144
Inter-Tel	38,100	705,231
Itron	34,300 [a]	1,490,678
Keithley Instruments	22,000	353,100
Littelfuse	30,700 [a]	752,457
Meade Instruments	29,000 [a]	76,560
Methode Electronics	57,000	584,820
MTS Systems	32,400	1,294,704
Network Equipment Technologies	22,800 [a]	113,772
Park Electrochemical	30,650	769,315
Photon Dynamics	14,900 [a]	259,409
Planar Systems	28,000 [a,b]	249,760
Roper Industries	119,400	4,501,380
Rudolph Technologies	15,700 [a]	191,226
Symmetricom	65,050 [a]	518,448
Technitrol	54,400 [b]	915,008
Tollgrade Communications	14,000 [a]	135,800
Trimble Navigation	74,900 [a]	2,162,363
Ultratech	22,200 [a]	305,916
ViaSat	28,400 [a]	704,036
Vicor	23,000	387,550
X-Rite	29,300	301,497
		37,452,533

Common Stocks (continued)	Shares	Value ($)
Energy Reserves—4.2%		
Cabot Oil & Gas	66,250	3,033,587
Cimarex Energy	119,000 [a]	4,671,940
Penn Virginia	24,100	1,310,076
Remington Oil & Gas	38,200 [a]	1,337,000
Southwestern Energy	112,380 [a]	8,152,045
Spinnaker Exploration	35,900 [a]	2,210,722
St. Mary Land & Exploration	76,700	2,608,567
Stone Energy	40,500 [a]	1,858,950
Swift Energy	41,500 [a]	1,811,890
Vintage Petroleum	73,100	3,793,159
		30,787,936
Entertainment—.0%		
4Kids Entertainment	17,300 [a]	**295,138**
Environmental Services—.9%		
Shaw Group	108,300 [a]	2,902,440
Tetra Tech	77,856 [a]	1,202,097
Waste Connections	67,750 [a]	2,260,817
		6,365,354
Financial—1.1%		
Cash America International	43,200	944,352
Financial Federal	22,300	851,414
Fremont General	96,100	2,084,409
Hilb, Rogal & Hobbs	44,600	1,670,270
iPayment	19,800 [a]	712,008
NCO Group	50,500 [a]	907,485
Rewards Network	24,700 [a]	133,133
World Acceptance	25,800 [a]	726,012
		8,029,083
Food, Beverage & Tobacco—2.1%		
American Italian Pasta, Cl. A	25,000 [b]	161,250
Corn Products International	101,800	2,423,858
Delta & Pine Land	50,933	1,270,778
Flowers Foods	77,175	2,261,228
Hain Celestial Group	42,600 [a]	823,032
Hansen Natural	16,800 [a,b]	848,736

Common Stocks (continued)	Shares	Value ($)
Food, Beverage & Tobacco (continued)		
J&J Snack Foods	12,200	688,202
Lance	42,500	745,025
Nash Finch	21,200	658,472
Peet's Coffee & Tea	17,500 [a]	582,225
Performance Food Group	52,000 [a,b]	1,434,680
Sanderson Farms	22,300	769,573
TreeHouse Foods	43,000 [a]	1,111,120
United Natural Foods	51,700 [a]	1,453,287
		15,231,466
Forestry & Paper−1.1%		
Buckeye Technologies	38,400 [a]	288,000
Caraustar Industries	33,900 [a]	295,947
Chesapeake	34,200	688,788
Deltic Timber	17,300	795,800
Lydall	16,800 [a]	150,528
Neenah Paper	19,800	575,190
Pope & Talbot	17,800	155,572
Rock-Tenn, Cl. A	50,800	704,596
Schweitzer-Mauduit International	16,100	389,942
United Stationers	50,000 [a]	2,268,500
Universal Forest Products	24,000	1,328,160
Wausau Paper	63,000	689,850
		8,330,873
Heavy Electrical Equipment−.7%		
AO Smith	32,150	1,041,017
Baldor Electric	40,333	980,092
Belden CDT	60,212 [b]	1,200,025
C&D Technologies	26,200	239,206
Magnetek	22,500 [a]	71,325
Woodward Governor	16,100	1,286,390
		4,818,055
Home Products−.1%		
Libbey	19,500	219,375
WD-40	24,000	660,720
		880,095

Common Stocks (continued)	Shares	Value ($)
Hotels & Motels−.4%		
Aztar	48,100 [a]	1,446,367
Marcus	31,000	680,760
Pinnacle Entertainment	49,700 [a]	941,815
		3,068,942
Human Resources−.1%		
Gevity HR	34,000	**875,160**
Industrial Parts−3.8%		
Applied Industrial Technologies	39,950	1,316,352
Barnes Group	28,200	987,000
Briggs & Stratton	71,400	2,283,372
Clarcor	72,300	1,988,250
EDO	22,100	638,690
Engineered Support Systems	57,850	2,340,033
EnPro Industries	30,600 [a]	853,740
Gardner Denver	36,500 [a]	1,773,900
IDEX	71,800	2,873,436
Kaman, Cl. A	34,600	810,678
Kaydon	38,100	1,125,855
Lawson Products	7,200	245,880
Lennox International	72,000	2,008,080
Lindsay Manufacturing	13,600	279,480
Regal-Beloit	38,800	1,235,004
Robbins & Myers	17,300	373,507
Simpson Manufacturing	50,500	1,992,730
Standex International	15,700	424,214
Stewart & Stevenson Services	34,600	825,556
Watsco	36,000	2,045,880
Watts Water Technologies, Cl. A	32,600	904,976
		27,326,613
Industrial Services−1.5%		
ABM Industries	59,000	1,167,020
Administaff	36,200	1,531,984
CDI	18,100	499,017
Central Parking	23,910	358,172
Cross Country Healthcare	30,000 [a]	545,100

Common Stocks (continued)	Shares		Value ($)
Industrial Services (continued)			
G&K Services, Cl. A	28,000		1,060,920
Gentiva Health Services	29,200	a	428,948
Healthcare Services Group	39,500		736,280
Heidrick & Struggles International	25,000	a	807,000
Labor Ready	75,250	a	1,757,087
Mobile Mini	18,000	a	840,240
On Assignment	5,500	a	46,805
Spherion	84,000	a	747,600
Volt Information Sciences	15,200	a	285,760
			10,811,933
Information Services−3.8%			
Arbitron	44,300		1,657,263
CACI International, Cl. A	41,900	a	2,285,226
Cerner	42,500	a,b	3,589,125
Ciber	76,700	a	489,346
Daktronics	23,100		499,191
Digital Insight	47,700	a	1,422,891
eFunds	63,000	a	1,299,690
Factset Research Systems	50,000		1,753,500
Global Payments	92,040		3,943,914
Intrado	24,200	a	468,028
Keane	61,000	a	689,300
Kronos/MA	44,150	a	2,024,719
ManTech International, Cl. A	26,100	a	722,970
MIVA	27,700	a	154,289
NDCHealth	45,700		860,988
Parexel International	35,900	a	785,492
Pegasus Solutions	19,000	a	161,120
Pre-Paid Legal Services	19,300	b	826,040
PRG-Schultz International	48,150	a	42,372
Sourcecorp	20,700	a	470,925
Startek	19,400		246,768
Talx	29,600		1,170,088
Vertrue	12,900	a,b	485,685
Watson Wyatt & Co. Holdings	57,700		1,529,050
			27,577,980

Common Stocks (continued)	Shares	Value ($)
Insurance/Life & Health−.8%		
Centene	59,600 a	1,200,940
Delphi Financial Group, Cl. A	41,217	1,930,604
Presidential Life	37,600	711,392
UICI	46,300	1,672,356
		5,515,292
Insurance/Property−2.2%		
Infinity Property & Casualty	29,800	1,109,156
LandAmerica Financial Group	25,000	1,579,000
Philadelphia Consolidated Holding	26,500 a	2,550,890
ProAssurance	44,000 a,b	2,059,200
RLI	31,000	1,666,250
Selective Insurance Group	41,300 b	2,267,783
Stewart Information Services	27,100	1,380,203
United Fire & Casualty	21,600	972,432
Zenith National Insurance	48,900	2,201,478
		15,786,392
Interest Sensitive−.1%		
Community Bank System	37,500	**890,625**
Internet−.8%		
Internet Security Systems	55,800 a	1,374,354
j2 Global Communications	38,500 a,b	1,702,085
Napster	50,500 a	182,810
Secure Computing	48,500 a	581,030
Verity	50,600 a	503,470
WebEx Communications	51,100 a	1,170,701
		5,514,450
Leisure Products−1.7%		
Action Performance Cos.	18,100 b	221,906
Arctic Cat	23,300	436,409
Bally Total Fitness Holding	26,000 a	148,980
CPI	9,800	176,400
Fossil	66,525 a	1,041,782
Jakks Pacific	41,000 a,b	753,580
K2	57,900 a	580,737
Multimedia Games	37,400 a,b	371,008
Nautilus	49,000 b	888,370

Common Stocks (continued)	Shares	Value ($)
Leisure Products (continued)		
Polaris Industries	60,000	2,705,400
Russ Berrie & Co.	18,800	253,612
SCP Pool	73,230	2,634,083
Shuffle Master	50,173 a,b	1,272,387
Sturm Ruger & Co.	33,400	244,822
WMS Industries	31,100 a	781,543
		12,511,019
Machinery−.8%		
Astec Industries	23,200 a	657,952
ASV	22,500 a,b	525,150
JLG Industries	72,900	2,796,444
Manitowoc	40,675	2,164,317
		6,143,863
Medical Services−3.4%		
Amedisys	22,000 a,b	840,620
American Healthways	46,200 a	1,873,872
AMERIGROUP	70,300 a	1,175,416
Amsurg	41,400 a	983,250
Chemed	36,298 b	1,745,208
Hooper Holmes	90,400	261,256
LabOne	23,800 a	1,044,106
LCA-Vision	29,200	1,226,692
Odyssey HealthCare	48,650 a	840,672
Osteotech	20,000 a	68,000
Pediatrix Medical Group	35,300 a	2,720,218
Pharmaceutical Product Development	70,000	4,022,900
RehabCare Group	25,000 a	532,250
SFBC International	25,000 a	1,066,000
Sierra Health Services	36,800 a	2,760,000
Sunrise Senior Living	49,600 a,b	1,604,064
United Surgical Partners International	61,900 a	2,219,115
		24,983,639
Medical Specialties−6.5%		
Advanced Neuromodulation Systems	25,300 a	1,543,047
American Medical Systems Holdings	98,300 a	1,607,205
Analogic	19,800	926,640
Arthrocare	34,400 a	1,263,512

Common Stocks (continued)	Shares	Value ($)
Medical Specialties (continued)		
Biolase Technology	17,400 b	116,232
CNS	19,400	505,758
Conmed	42,700 a,b	1,023,946
Cooper Cos.	61,000	4,199,240
Cyberonics	26,900 a,b	807,538
Datascope	23,300	740,241
Diagnostic Products	34,800	1,465,080
DJ Orthopedics	33,200 a	965,456
Haemonetics/Mass.	37,700 a	1,826,565
Hologic	30,400 a	1,685,984
ICU Medical	20,400 a	712,164
Idexx Laboratories	45,200 a	3,169,876
Immucor	62,000 a	1,607,040
Integra LifeSciences Holdings	28,300 a	976,350
Intermagnetics General	32,975 a	944,734
Invacare	44,000	1,486,760
Kensey Nash	14,800 a	339,364
Laserscope	27,000 a	729,270
Mentor	51,700	2,326,500
Merit Medical Systems	33,500 a	399,320
Owens & Minor	59,200	1,743,440
PolyMedica	35,000	1,155,350
Possis Medical	23,200 a	275,152
ResMed	95,500 a	3,641,415
Respironics	98,600 a	3,536,782
SurModics	24,600 a,b	972,192
Sybron Dental Specialties	57,899 a	2,483,867
Theragenics	35,300 a	106,253
Viasys Healthcare	45,000 a	1,075,050
Vital Signs	10,300	483,894
		46,841,217
Mining & Metals−3.6%		
Aleris International	37,478 a	972,929
AM Castle & Co.	16,100 a	320,873
AMCOL International	34,100	692,912
Brush Engineered Materials	27,000 a	407,160
Carpenter Technology	29,900	1,802,970

Common Stocks (continued)	Shares	Value ($)
Mining & Metals (continued)		
Century Aluminum	33,900 a	616,302
Chaparral Steel	28,300 a	706,934
Cleveland-Cliffs	32,200 b	2,625,588
Commercial Metals	84,600	2,689,434
Massey Energy	106,200	4,255,434
Material Sciences	17,900 a	272,080
Maverick Tube	56,900 a	1,761,624
Mueller Industries	54,300	1,495,422
Quanex	38,650	2,238,222
Reliance Steel & Aluminum	42,800	2,440,456
RTI International Metals	28,800 a	965,376
Ryerson Tull	25,500 b	514,845
Steel Technologies	15,800	414,118
Valmont Industries	22,600	736,082
Wolverine Tube	9,900 a	63,162
		25,991,923
Motor Vehicles—1.3%		
Coachmen Industries	12,500	148,875
Fleetwood Enterprises	74,000 a	817,700
Midas	19,500 a	381,420
Monaco Coach	35,550	436,199
Oshkosh Truck	102,300	4,456,188
Standard Motor Products	17,300	144,628
Superior Industries International	31,300 b	636,955
Wabash National	42,400 b	780,584
Winnebago Industries	49,500 b	1,451,340
		9,253,889
Oil Refining—.6%		
Frontier Oil	80,500	2,968,840
World Fuel Services	39,000	1,244,100
		4,212,940
Oil Services—2.8%		
Atwood Oceanics	20,000 a	1,408,400
Cal Dive International	53,000 a	3,261,620
CARBO Ceramics	25,900	1,532,244
Dril-Quip	10,000 a	409,000
Hydril	28,400 a	1,884,056

Common Stocks (continued)	Shares	Value ($)
Oil Services (continued)		
Lone Star Technologies	43,500 a	1,990,125
Oceaneering International	36,600 a	1,761,192
Petroleum Development	25,100 a	842,858
Tetra Technologies	44,425 a	1,242,567
Unit	64,000 a	3,353,600
Veritas DGC	48,900 a	1,575,069
W-H Energy Services	39,000 a	1,181,700
		20,442,431
Producer Goods−.2%		
Greatbatch	26,800 a	698,408
Spectrum Brands	50,500 a	1,045,350
		1,743,758
Publishing−.8%		
Advo	43,450	1,073,215
Bowne & Co.	40,600	577,332
Consolidated Graphics	17,800 a	694,022
John H. Harland	41,300	1,717,667
Paxar	49,525 a	850,344
Standard Register	18,000	273,600
Thomas Nelson	19,600	419,636
		5,605,816
Railroads−.3%		
Kansas City Southern	108,000 a	**2,393,280**
Real Estate Investment Trusts−3.6%		
Acadia Realty Trust	43,200	820,800
Capital Automotive	58,400	2,255,408
Colonial Properties Trust	62,100	2,714,391
Commercial Net Lease Realty	83,800 b	1,624,044
EastGroup Properties	30,300	1,324,110
Entertainment Properties Trust	40,300	1,616,030
Essex Property Trust	30,600	2,750,328
Glenborough Realty Trust	46,800	895,284
Kilroy Realty	36,900	2,071,935
Lexington Corporate Properties Trust	76,900 b	1,674,882
New Century Financial	79,350 b	2,449,535
Parkway Properties/Md	21,600	1,015,416
Shurgard Storage Centers, Cl. A	62,000	3,498,660

Common Stocks (continued)	Shares	Value ($)
Real Estate Investment Trusts (continued)		
Sovran Self Storage	22,300	1,037,619
		25,748,442
Restaurants−2.6%		
CEC Entertainment	49,325 a	1,667,678
Ihop	27,000	1,274,940
Jack in the Box	49,400 a	1,467,180
Landry's Restaurants	25,800	709,500
Lone Star Steakhouse & Saloon	30,300	782,043
O'Charleys	30,800 a	422,268
Panera Bread, Cl. A	43,000 a	2,545,170
Papa John's International	20,200 a	1,048,986
PF Chang's China Bistro	35,000 a,b	1,600,900
Rare Hospitality International	46,950 a	1,434,792
Red Robin Gourmet Burgers	20,900 a	1,008,007
Ryan's Restaurant Group	54,700 a	583,102
Sonic	83,945 a	2,429,368
Steak N Shake	37,478 a	690,345
Triarc Cos., Cl. B	74,000 b	1,100,380
		18,764,659
Retail Trade/General Chains−.3%		
Casey's General Stores	72,800	1,571,024
Great Atlantic & Pacific Tea	25,000 a	702,250
		2,273,274
Securities & Asset Management−.5%		
Investment Technology Group	60,200 a	1,957,102
Piper Jaffray Cos.	25,200 a	865,620
SWS Group	23,371	413,900
		3,236,622
Semiconductors−2.6%		
Actel	30,700 a	428,265
Advanced Energy Industries	40,600 a	436,450
ATMI	52,100 a	1,422,851
Axcelis Technologies	138,500 a	602,475
Bell Microproducts	42,600 a	293,514
Brooks Automation	97,048 a	1,136,432
Cohu	30,800	713,328
Cymer	54,700 a	1,906,295

Common Stocks (continued)	Shares		Value ($)
Semiconductors (continued)			
Electro Scientific Industries	42,300	a	929,331
ESS Technology	50,800	a	146,812
Exar	49,000	a	616,910
Kopin	82,000	a	463,300
Kulicke & Soffa Industries	63,100	a	395,637
Microsemi	85,800	a	1,987,986
Pericom Semiconductor	31,300	a	248,522
Photronics	59,600	a	1,072,800
Power Integrations	46,400	a	979,504
Skyworks Solutions	208,000	a	1,114,880
Standard Microsystems	26,400	a	746,328
Supertex	20,100	a	736,464
Varian Semiconductor Equipment Associates	51,300	a	1,940,166
Veeco Instruments	31,000	a,b	492,590
			18,810,840
Services−.3%			
MAXIMUS	29,800		1,080,250
Viad	26,600		766,346
			1,846,596
Specialty Retail/Stores−3.2%			
Aaron Rents	57,597		1,134,661
Angelica	12,800		181,632
Brown Shoe	28,600		928,642
Cost Plus	21,100	a	324,096
Fred's	47,000		700,300
Genesco	36,600	a	1,346,880
Group 1 Automotive	30,300	a	837,492
Guitar Center	39,300	a	2,047,923
Hancock Fabrics/DE	15,600	b	101,400
Haverty Furniture Cos.	33,300		407,592
Hibbett Sporting Goods	55,700	a	1,461,011
Insight Enterprises	65,300	a	1,339,956
Jo-Ann Stores	31,460	a	459,631
Linens 'n Things	57,600	a,b	1,448,064
Longs Drug Stores	40,000		1,668,400
Movie Gallery	41,300	b	287,448
PEP Boys-Manny Moe & Jack	65,700	b	906,660

Common Stocks (continued)	Shares	Value ($)
Specialty Retail/Stores (continued)		
School Specialty	32,600 a	1,105,140
Sonic Automotive	47,300	1,045,803
TBC	31,800 a	1,099,962
Tractor Supply	44,800 a	2,172,800
Zale	72,400 a	2,029,372
		23,034,865
Technology−.1%		
Radiant Systems	30,800 a	**349,888**
Telecommunications−.2%		
Commonwealth Telephone Enterprises	31,700	1,137,713
General Communication, Cl. A	58,400 a	561,224
		1,698,937
Tobacco−.0%		
Alliance One International	117,000	**291,330**
Truck/Sea/Air Freight−2.4%		
Arkansas Best	39,700	1,538,772
EGL	43,800 a	1,227,714
Forward Air	44,950	1,593,478
Heartland Express	64,056	1,265,106
Hub Group, Cl. A	28,700 a	1,043,819
Kirby	35,300 a	1,823,951
Knight Transportation	51,500	1,401,315
Landstar System	83,300	3,208,716
Offshore Logistics	32,800 a	1,115,200
Old Dominion Freight Line	25,300 a	895,367
SEACOR Holdings	26,650 a,b	1,908,940
		17,022,378
Utilities/Electric Power−1.4%		
Allete	41,800	1,839,618
Avista	65,100	1,140,552
Central Vermont Public Service	18,800	301,176

Common Stocks (continued)	Shares	Value ($)
Utilities/Electric Power (continued)		
CH Energy Group	19,000	884,450
Cleco	69,600	1,475,520
El Paso Electric	66,900 [a]	1,448,385
Green Mountain Power	5,300	173,310
UIL Holdings	19,800	980,100
Unisource Energy	47,900	1,531,363
		9,774,474
Utilities/Gas—3.1%		
American States Water	19,350	606,429
Atmos Energy	118,000	3,103,400
Cascade Natural Gas	13,400	276,040
Energen	103,200	3,880,320
Laclede Group	32,500	971,750
New Jersey Resources	38,500	1,661,660
Northwest Natural Gas	40,500	1,401,300
Piedmont Natural Gas	106,700 [b]	2,524,522
Southern Union	136,872 [a]	3,219,229
Southwest Gas	54,400	1,482,944
UGI	147,100	3,471,560
		22,599,154
Total Common Stocks		
(cost $577,815,970)		**723,863,359**

Short-Term Investments—.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
3.38%, 12/8/2005	75,000 [c]	74,723
3.44%, 12/22/2005	25,000 [c]	24,873
3.54%, 1/5/2006	50,000 [c]	49,672
Total U.S. Treasury Bills		
(cost $149,300)		**149,268**
Total Unaffiliated		
(cost $577,965,270)		**724,012,627**

Investment of Cash Collateral for Securities Loaned—6.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $46,028,305)	46,028,305 ᵈ	**46,028,305**
Total Investments (cost $623,993,575)	**106.2%**	**770,040,932**
Liabilities, Less Cash and Receivables	**(6.2%)**	**(45,132,198)**
Net Assets	**100.0%**	**724,908,734**

ᵃ *Non-income producing.*

ᵇ *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $45,038,361 and the total market value of the collateral held by the fund is $46,028,305.*

ᶜ *Partially held by the broker in a segregated account as collateral for open financial futures positions.*

ᵈ *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Medical Specialties	6.5	Real Estate Investment Trusts	3.6
Short-Term/		Medical Services	3.4
Money-Market Investments	6.3	Computer Software	3.2
Banking	5.7	Specialty Retail Stores	3.2
Construction	5.3	Utilities/Gas	3.1
Electronic Components	5.2	Oil Services	2.8
Energy Reserves	4.2	Restaurants	2.6
Industrial Parts	3.8	Semiconductors	2.6
Information Services	3.8	Other	37.3
Mining & Metals	3.6		**106.2**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2005 ($)
Financial Futures Long				
Russell 2000 E-Mini	28	1,817,760	December 2005	**8,410**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities-		
See Statement of Investments (including securities		
on loan, valued at $45,038,361)–Note 1(b):		
Unaffiliated issuers	577,965,270	724,012,627
Affiliated issuers	46,028,305	46,028,305
Cash		1,078,003
Receivable for shares of Common Stock subscribed		4,551,619
Dividends and interest receivable		399,511
Receivable for investment securities sold		84,159
Receivable for futures variation margin–Note 4		12,576
		776,166,800
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates –Note 3(b)		301,411
Liability for securities on loan–Note 1(b)		46,028,305
Payable for investment securities purchased		2,043,479
Bank loan payable –Note 2		1,900,000
Payable for shares of Common Stock redeemed		984,643
Interest payable–Note 2		228
		51,258,066
Net Assets ($)		**724,908,734**
Composition of Net Assets ($):		
Paid-in capital		573,142,191
Accumulated undistributed investment income–net		2,871,533
Accumulated net realized gain (loss) on investments		2,839,243
Accumulated net unrealized appreciation (depreciation)		
on investments (including $8,410 net unrealized		
appreciation on financial futures)		146,055,767
Net Assets ($)		**724,908,734**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		34,426,544
Net Asset Value, offering and redemption price per share –Note 3 (c) ($)		**21.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $2,619 foreign taxes withheld at source)	6,206,814
Income on securities lending	285,186
Interest	76,710
Total Income	**6,568,710**
Expenses:	
Management fee–Note 3(a)	1,561,638
Shareholder servicing costs–Note 3(b)	1,561,638
Loan commitment fees–Note 2	3,573
Interest expense–Note 2	2,370
Total Expenses	**3,129,219**
Investment Income–Net	**3,439,491**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	6,770,155
Net realized gain (loss) on financial futures	140,684
Net Realized Gain (Loss)	**6,910,839**
Net change in unrealized appreciation (depreciation) on investments [including ($20,965) net change in unrealized (depreciation) on financial futures]	66,291,989
Net Realized and Unrealized Gain (Loss) on Investments	**73,202,828**
Net Increase in Net Assets Resulting from Operations	**76,642,319**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	3,439,491	2,358,579
Net realized gain (loss) on investments	6,910,839	13,678,114
Net change in unrealized appreciation (depreciation) on investments	66,291,989	39,677,338
Net Increase (Decrease) in Net Assets Resulting from Operations	**76,642,319**	**55,714,031**
Dividends to Shareholders from ($):		
Investment income–net	(2,599,745)	(899,274)
Net realized gain on investments	(14,620,302)	–
Total Dividends	**(17,220,047)**	**(899,274)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	374,861,897	262,829,833
Dividends reinvested	15,943,127	707,153
Cost of shares redeemed	(202,964,904)	(117,659,086)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**187,840,120**	**145,877,900**
Total Increase (Decrease) in Net Assets	**247,262,392**	**200,692,657**
Net Assets ($):		
Beginning of Period	477,646,342	276,953,685
End of Period	**724,908,734**	**477,646,342**
Undistributed investment income–net	2,871,533	2,095,125
Capital Share Transactions (Shares):		
Shares sold	18,312,824	14,861,346
Shares issued for dividends reinvested	788,162	42,651
Shares redeemed	(9,932,246)	(6,641,176)
Net Increase (Decrease) in Shares Outstanding	**9,168,740**	**8,262,821**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	18.91	16.30	12.36	12.98	15.49
Investment Operations:					
Investment income−net[a]	.11	.11	.06	.04	.04
Net realized and unrealized gain (loss) on investments	2.68	2.55	3.95	(.53)	(1.06)
Total from Investment Operations	2.79	2.66	4.01	(.49)	(1.02)
Distributions:					
Dividends from investment income−net	(.10)	(.05)	(.04)	(.04)	(.03)
Dividends from net realized gain on investments	(.54)	−	(.03)	(.09)	(1.46)
Total Distributions	(.64)	(.05)	(.07)	(.13)	(1.49)
Net asset value, end of period	21.06	18.91	16.30	12.36	12.98
Total Return (%)	14.88	16.35	32.63	(3.92)	(6.95)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.50	.50	.50	.51
Ratio of net investment income to average net assets	.55	.67	.44	.30	.28
Portfolio Turnover Rate	13.64	15.54	13.52	12.35	42.01
Net Assets, end of period ($ x 1,000)	724,909	477,646	276,954	161,889	83,182

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Smallcap Stock Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Standard & Poor's Small Cap 600 Index. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) **Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the funds Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principle exchange.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is accrued as earned.

Pursuant to a securities lending agreement with Mellon Bank, N.A, an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2005, pursuant to the security lending agreement, Mellon Bank, N.A. earned revenues of $95,062 from the fund.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation in exchange for cash subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. It is the fund's policy that the value of the collateral (debt obligation) is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the collateral securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $4,756,264, undistibuted capital gains $6,846,697 and unrealized appreciation $140,163,582.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $4,961,921 and $899,274 and long-term capital gain $12,258,126 and $0, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatments for real estate investment trusts, the fund decreased accumulated undistributed investment income–net by $63,338 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus–managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2005, was approximately $66,400 with a related weighted average annualized interest rate of 3.57%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, interest, commitment fees, Shareholder Services Plan fees, fees and expenses of non–interested Board members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non–interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Effective September 27, 2005, each Board member receives an annual fee of $40,000, an attendance fee of $5,000 for each in–person meeting and $500 for telephone meetings. Prior to September 27, 20005, each Board member received an annual fee of $25,000, an attendance fee of $4,000 for each in–person meeting and $500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reim-burseable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board Members, if any, receive 50% of the annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the Company directly to the non–interested Board members, that were applied to off-set a portion of the management fee payable to the Manager, were in fact paid directly by the Manager to the non–interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, bank or other financial institution) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, the fund was charged an aggregate of $1,561,638 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities consist of: management fees $150,706 and shareholders services plan fees $150,705.

(c) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2005, redemption fees charged and received by the fund amounted to $16,896. Cost of shares redeemed in the Statement of Changes in Net Assets is reflected net of redemption fees.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2005, amounted to $260,272,638 and $84,910,266, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2005, are set forth in the Statement of Financial Futures.

At October 31, 2005, the cost of investments for federal income tax purposes was $629,877,350; accordingly, accumulated net unrealized appreciation on investments was $140,163,582, consisting of $177,703,553 gross unrealized appreciation and $37,539,971 gross unrealized depreciation.

REPORT OF INDEPENDENT ACCOUNTANTS

**To the Board of Directors and Shareholders of
Dreyfus Smallcap Stock Index Fund**

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and of financial futures, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects the financial position of Dreyfus Smallcap Stock Index Fund (the "Fund") (one of the Series constituting Dreyfus Index Funds, Inc.) at October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
December 16, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For Federal Tax purposes, the Fund designates $.4510 per share as a long-term capital gain distribution of the $.6348 per share paid on December 23, 2004 and also designates $.0027 per share as a long term-capital gain distribution paid on March 31, 2005. The Fund hereby designates 82.72% of ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005 certain dividends paid by the Fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $3,182,967 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to their 2005 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

––––––––––––––

David P. Feldman (65)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

––––––––––––––

Ehud Houminer (65)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Gloria Messinger (75)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 25

————————

T. John Szarkowski (79)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 25

————————

Anne Wexler (75)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager . He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Smallcap Stock
Index Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and
Trust Company
One Boston Place
Boston, MA 02109

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Dreyfus
S&P 500
Index Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus S&P 500 Index Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Tom Durante, CFA.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus S&P 500 Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced a total return of 8.20%.[1] The Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced an 8.72% return for the same period.[2,3]

We attribute the market's performance to an expanding U.S. economy and higher corporate profits, which bolstered stock prices during the first half of the reporting period. Subsequently, however, the market's gains were tempered due to concerns regarding rising short-term interest rates and soaring energy prices. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and other operating expenses that are not reflected by the S&P 500 Index.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

However, it is important to note that the S&P 500 Index is not composed of the 500 largest companies; rather, it is designed to reflect the industries of the U.S. economy. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

As an index fund, the fund uses a passive management approach; all investment decisions are made based on the composition of the S&P 500 Index. The fund does not attempt to manage market volatility.

What other factors influenced the fund's performance?

When the reporting period began, U.S. economic growth was strong, fueled by low interest rates, strong consumer confidence and increased capital spending among businesses. By early 2005, however, investors became concerned that rising short-term interest rates and higher energy prices might constrain economic growth. In addition, worries grew regarding a potential resurgence of inflation when energy prices soared during the second half of the reporting period, especially in the weeks following hurricanes Katrina and Rita. In an effort to forestall inflationary pressures, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period.

Not surprisingly, energy stocks posted some of the S&P 500 Index's stronger gains for the reporting period as rising demand for crude oil from China and other emerging markets drove energy-related commodity prices to record levels. As a result, virtually all industries within the energy sector gained value during the reporting period, including integrated energy producers, oil refiners, oil services providers and exploration and production companies.

The S&P 500 Index also received strong contributions from the health care sector, where HMOs fared especially well. As more workers found employment in the recovering U.S. economy, HMO enrollment trends improved, boosting revenues. What's more, many HMOs benefited from productivity gains as a result of new technologies and administrative improvements.

Other positive contributors to the S&P 500 Index's performance included utilities stocks, which benefited from greater demand for electric power in a growing economy as well as mergers-and-acquisitions activity within the industry. Within the interest-sensitive group, brokerage and asset management firms performed well due to a

4

healthy economy and a strong U.S. stock market. Some insurance firms also gained value later in the reporting period when they were able to raise their rates following catastrophic hurricane losses.

On the other hand, automobile manufacturers within the consumer cyclicals area produced disappointing results. In addition to offering the wrong product mix — light trucks and SUVs at a time when consumers preferred smaller cars and hybrids — the major U.S. automakers have been saddled with high labor costs, steep health care expenditures and generous pension plans. Finally, cable television companies were hurt by higher costs for broadcasting rights as well as increased competition from telephone companies for broadband Internet service customers.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index. Accordingly, as of October 31, 2005, the percentage of the fund's assets invested in each industry group closely approximated its representation in the S&P 500 Index. In our view, an investment in a broadly diversified index fund, such as Dreyfus S&P 500 Index Fund, may help investors in their efforts to manage stock market risk by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *"Standard & Poor's®," "S&P®," "Standard & Poor's 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus S&P 500 Index Fund and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/05*

	1 Year	5 Years	10 Years
Fund	**8.20%**	**(2.22)%**	**8.78%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus S&P 500 Index Fund on 10/31/95 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance and reflects the reinvestment of dividends daily. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus S&P 500 Index Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 2.58
Ending value (after expenses)	$1,050.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 2.55
Ending value (after expenses)	$1,022.68

† Expenses are equal to the fund's annualized expense ratio of .50%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS
October 31, 2005

Common Stocks–98.9%	Shares	Value ($)
Consumer Cyclical–8.3%		
Albertson's	110,672 a	2,778,974
Autonation	54,200 b	1,077,496
Autozone	16,700 b	1,351,030
Bed Bath & Beyond	88,800 a,b	3,598,176
Best Buy	121,525	5,378,697
Big Lots	34,200 a,b	395,694
Brunswick	29,200	1,113,396
Circuit City Stores	49,400	878,826
Coach	114,200 b	3,674,956
Cooper Tire & Rubber	18,400 a	251,344
Costco Wholesale	143,900	6,959,004
CVS	244,100	5,958,481
Dana	45,159 a	339,144
Darden Restaurants	40,350	1,308,147
Dillard's, Cl. A	19,300	399,703
Dollar General	96,408 a	1,874,172
Eastman Kodak	86,200 a	1,887,780
Family Dollar Stores	46,500	1,029,510
Federated Department Stores	79,650	4,888,120
Ford Motor	556,492 a	4,630,013
Gap	174,025	3,007,152
General Motors	169,800 a	4,652,520
Genuine Parts	52,300	2,320,551
Goodyear Tire & Rubber	52,900 a,b	827,356
Harley-Davidson	82,400 a	4,081,272
Harrah's Entertainment	55,100	3,332,448
Hasbro	53,800 a	1,013,592
Hilton Hotels	98,400	1,913,880
Home Depot	642,803	26,380,635
International Game Technology	102,400	2,712,576
JC Penney	75,200	3,850,240
Johnson Controls	57,800	3,933,290
Jones Apparel Group	35,600	971,168
Kohl's	103,500 b	4,981,455
Kroger	217,400 b	4,326,260
Limited Brands	104,900	2,099,049

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Liz Claiborne	32,200	1,133,440
Lowe's Cos.	234,100 [a]	14,226,257
Marriott International, Cl. A	51,400	3,064,468
Mattel	121,200 [a]	1,787,700
Maytag	24,000	413,280
McDonald's	375,400	11,862,640
Navistar International	18,500 [b]	509,120
Nike, Cl. B	57,400	4,824,470
Nordstrom	66,500	2,304,225
Office Depot	95,000 [b]	2,615,350
OfficeMax	21,200	594,024
Paccar	51,450 [a]	3,602,529
RadioShack	40,300 [a]	890,630
Reebok International	15,800	901,390
Safeway	134,700	3,133,122
Sears Holdings	30,662 [b]	3,687,105
Southwest Airlines	208,018	3,330,368
Staples	220,675	5,015,943
Starbucks	230,800 [a,b]	6,527,024
Starwood Hotels & Resorts Worldwide	65,400 [a]	3,821,322
Supervalu	40,800	1,282,344
Target	265,700	14,796,833
Tiffany & Co.	42,800 [a]	1,686,320
TJX Cos.	139,900	3,012,047
VF	26,800	1,400,300
Visteon	38,615	321,663
Walgreen	307,000	13,947,010
Wal-Mart Stores	750,100	35,487,231
Wendy's International	34,700	1,621,184
Whirlpool	20,100	1,577,850
Yum! Brands	85,720 [a]	4,360,576
		273,913,872
Consumer Staples—7.6%		
Alberto-Culver	22,600	981,066
Altria Group	623,300	46,778,665
Anheuser-Busch Cos.	233,300	9,625,958

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Archer-Daniels-Midland	195,360 a	4,760,923
Avon Products	141,372 a	3,815,630
Brown-Forman, Cl. B	24,900	1,577,166
Campbell Soup	55,500	1,615,050
Clorox	45,600 a	2,467,872
Coca-Cola	623,600	26,677,608
Coca-Cola Enterprises	90,500	1,710,450
Colgate-Palmolive	156,000	8,261,760
ConAgra Foods	155,500 a	3,618,485
Constellation Brands, Cl. A	58,900 b	1,386,506
Fortune Brands	43,800	3,327,486
General Mills	109,900 a	5,303,774
Hershey	55,100	3,131,333
HJ Heinz	102,400	3,635,200
Kellogg	76,900	3,396,673
Kimberly-Clark	143,000	8,128,120
McCormick & Co.	40,200	1,217,658
Molson Coors Brewing, Cl. B	17,200	1,061,240
Newell Rubbermaid	82,662 a	1,900,399
Pactiv	45,000 b	886,500
Pepsi Bottling Group	41,700 a	1,185,531
PepsiCo	501,500	29,628,620
Procter & Gamble	1,031,665	57,762,923
Reynolds American	25,700 a	2,184,500
Sara Lee	235,600	4,205,460
Sysco	190,100	6,066,091
Tyson Foods, Cl. A	75,500 a	1,343,900
UST	49,400	2,044,666
WM Wrigley Jr.	54,000	3,753,000
		253,440,213
Energy—9.6%		
Amerada Hess	24,000 a	3,002,400
Anadarko Petroleum	70,932	6,434,242
Apache	98,750	6,303,212
Baker Hughes	102,290 a	5,621,858
BJ Services	96,800	3,363,800
Burlington Resources	114,390	8,261,246

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
CenterPoint Energy	92,966 [a]	1,230,870
Chevron	676,326	38,597,925
ConocoPhillips	418,040	27,331,455
Devon Energy	136,100	8,217,718
El Paso	197,975 [a]	2,347,983
EOG Resources	72,100	4,886,938
Exxon Mobil	1,893,476	106,299,743
Halliburton	152,600 [a]	9,018,660
Kerr-McGee	34,665	2,947,912
KeySpan	52,300 [a]	1,808,011
Kinder Morgan	28,700 [a]	2,608,830
Marathon Oil	109,875	6,610,080
Murphy Oil	49,300	2,309,705
Nabors Industries	47,300 [b]	3,246,199
National Oilwell Varco	52,100 [a,b]	3,254,687
Nicor	13,300 [a]	521,360
NiSource	81,800	1,934,570
Noble	41,100	2,646,018
Occidental Petroleum	120,100	9,473,488
Peoples Energy	11,500	427,800
Rowan Cos.	32,700	1,078,773
Schlumberger	176,700	16,039,059
Sempra Energy	76,966	3,409,594
Sunoco	41,000	3,054,500
Transocean	98,700 [a,b]	5,674,263
Valero Energy	91,800	9,661,032
Weatherford International	41,600 [b]	2,604,160
Williams Cos.	171,800	3,831,140
XTO Energy	108,500	4,715,410
		318,774,641
Health Care−12.9%		
Abbott Laboratories	466,800	20,095,740
Aetna	87,058	7,709,856
Allergan	39,300 [a]	3,509,490
AmerisourceBergen	31,200	2,379,624
Amgen	370,512 [b]	28,069,989
Applera−Applied Biosystems Group	58,700	1,424,649

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Bausch & Lomb	16,100	1,194,459
Baxter International	186,900 a	7,145,187
Becton, Dickinson & Co.	75,100	3,811,325
Biogen Idec	101,585 b	4,127,399
Biomet	74,975 a	2,611,379
Boston Scientific	177,300 b	4,453,776
Bristol-Myers Squibb	587,400	12,435,258
Cardinal Health	128,225	8,015,345
Caremark Rx	135,100 b	7,079,240
Chiron	32,700 a,b	1,443,378
Cigna	38,600	4,472,582
Coventry Health Care	48,300 b	2,607,717
CR Bard	31,600	1,971,208
Eli Lilly & Co.	340,500	16,953,495
Express Scripts	44,600 a,b	3,363,286
Fisher Scientific International	36,600 a,b	2,067,900
Forest Laboratories	102,100 b	3,870,611
Genzyme	77,100 b	5,574,330
Gilead Sciences	136,900 b	6,468,525
Guidant	99,100	6,243,300
HCA	135,750	6,541,793
Health Management Associates, Cl. A	74,200	1,588,622
Hospira	47,970 b	1,911,604
Humana	48,800 b	2,166,232
Johnson & Johnson	893,318	55,939,573
King Pharmaceuticals	72,566 b	1,119,693
Laboratory Corp. of America Holdings	40,600 b	1,958,950
Manor Care	23,800 a	886,550
McKesson	92,577 a	4,205,773
Medco Health Solutions	91,391 b	5,163,591
Medimmune	74,000 b	2,588,520
Medtronic	363,700 a	20,607,242
Merck & Co.	659,400	18,608,268
Millipore	15,500 b	948,910
Mylan Laboratories	65,600 a	1,260,176
Patterson Cos.	41,400 a,b	1,713,132

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
PerkinElmer	39,100	862,937
Pfizer	2,213,409	48,119,512
Quest Diagnostics	50,000	2,335,500
Schering-Plough	443,400 a	9,018,756
St. Jude Medical	109,500 b	5,263,665
Stryker	87,200 a	3,581,304
Tenet Healthcare	140,750 a,b	1,185,115
Thermo Electron	48,500 b	1,464,215
UnitedHealth Group	379,300	21,957,677
Waters	34,500 b	1,248,900
Watson Pharmaceuticals	31,300 a,b	1,081,728
WellPoint	184,300 b	13,763,524
Wyeth	402,800	17,948,768
Zimmer Holdings	74,320 b	4,739,386
		428,878,664
Interest Sensitive−24.0%		
ACE	95,200	4,959,920
Aflac	150,700	7,200,446
Allstate	197,200	10,410,188
AMBAC Financial Group	32,150 a	2,279,113
American Express	372,700	18,549,279
American International Group	779,379	50,503,759
Ameriprise Financial	74,560	2,775,123
AmSouth Bancorporation	105,200	2,654,196
AON	95,675 a	3,238,599
Apartment Investment & Management, Cl. A	28,700	1,102,080
Archstone-Smith Trust	63,600	2,580,252
Bank of America	1,206,608	52,777,034
Bank of New York	233,800	7,315,602
BB&T	164,400	6,960,696
Bear Stearns Cos.	33,772	3,573,078
Capital One Financial	86,700	6,619,545
Charles Schwab	312,100	4,743,920
Chubb	59,600 a	5,541,012
Cincinnati Financial	52,485 a	2,233,237
CIT Group	60,600	2,771,238

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Citigroup	1,552,617	71,078,806
Comerica	50,200	2,900,556
Compass Bancshares	37,300	1,818,748
Countrywide Financial	178,600	5,674,122
E*Trade Financial	111,300 [b]	2,064,615
Equity Office Properties Trust	123,300	3,797,640
Equity Residential	86,200	3,383,350
Fannie Mae	290,700	13,814,064
Federated Investors, Cl. B	25,400	889,254
Fifth Third Bancorp	166,967	6,707,064
First Horizon National	37,600	1,454,368
Franklin Resources	44,600	3,941,302
Freddie Mac	207,500	12,730,125
General Electric	3,183,500	107,952,485
Golden West Financial	76,700	4,504,591
Goldman Sachs Group	139,600 [a]	17,641,252
H&R Block	97,500 [a]	2,423,850
Hartford Financial Services Group	89,900	7,169,525
Huntington Bancshares/OH	69,274	1,611,313
Janus Capital Group	66,900 [a]	1,174,095
Jefferson-Pilot	40,425	2,218,524
JPMorgan Chase & Co.	1,054,941	38,631,939
Keycorp	122,900	3,962,296
Lehman Brothers Holdings	81,700	9,777,039
Lincoln National	51,800	2,621,598
Loews	40,700	3,784,286
M&T Bank	24,300	2,614,194
Marsh & McLennan Cos.	160,700	4,684,405
Marshall & Ilsley	62,200	2,672,112
MBIA	40,300 [a]	2,347,072
MBNA	377,737	9,658,735
Mellon Financial	125,600	3,980,264
Merrill Lynch & Co.	278,200	18,010,668
Metlife	227,200 [a]	11,225,952
MGIC Investment	27,900	1,652,796
Morgan Stanley	326,160	17,746,366

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
National City	170,800	5,504,884
North Fork Bancorporation	143,650	3,640,091
Northern Trust	55,700	2,985,520
Plum Creek Timber	55,200	2,147,280
PNC Financial Services Group	87,300	5,299,983
Principal Financial Group	84,000 [a]	4,168,920
Progressive	59,200 [a]	6,855,952
Prologis	74,200	3,190,600
Prudential Financial	154,100	11,216,939
Public Storage	24,800 [a]	1,641,760
Regions Financial	138,290 [a]	4,501,340
Safeco	37,600	2,094,320
Simon Property Group	55,000 [a]	3,939,100
SLM	125,400 [a]	6,963,462
Sovereign Bancorp	108,600	2,342,502
St. Paul Travelers Cos.	202,812	9,132,624
State Street	99,400	5,489,862
SunTrust Banks	108,900	7,893,072
Synovus Financial	93,650	2,572,565
T Rowe Price Group	39,000	2,555,280
Torchmark	31,300	1,653,579
UnumProvident	89,495 [a]	1,815,854
US Bancorp	548,853	16,235,072
Vornado Realty Trust	35,400	2,867,400
Wachovia	473,676	23,930,112
Washington Mutual	299,574 [a]	11,863,130
Wells Fargo & Co.	506,900	30,515,380
XL Capital, Cl. A	42,200	2,703,332
Zions Bancorporation	27,100 [a]	1,991,037
		794,818,640
Producer Goods—10.2%		
Air Products & Chemicals	66,600	3,812,184
Alcoa	261,948	6,362,717
Allegheny Technologies	25,277 [a]	725,703
American Power Conversion	51,400	1,099,446
American Standard Cos.	55,100	2,096,004

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Ashland	22,300	1,193,273
Avery Dennison	33,200	1,880,780
Ball	32,800	1,291,336
Bemis	32,100	848,082
Black & Decker	24,200	1,987,546
Boeing	246,398	15,927,167
Burlington Northern Santa Fe	112,100	6,956,926
Caterpillar	203,200	10,686,288
Centex	38,500	2,477,475
Cooper Industries, Cl. A	27,800	1,970,742
CSX	65,200	2,986,812
Cummins	14,000 [a]	1,195,180
Deere & Co.	72,400	4,393,232
Dover	60,800	2,369,984
Dow Chemical	289,663	13,283,945
DR Horton	81,700	2,507,373
E I Du Pont de Nemours & Co.	298,712	12,453,303
Eastman Chemical	24,500	1,292,620
Eaton	44,300	2,606,169
Ecolab	55,300	1,829,324
Emerson Electric	124,100	8,631,155
Engelhard	36,100	981,920
FedEx	90,920 [a]	8,358,276
Fluor	26,000	1,653,600
Freeport-McMoRan Copper & Gold, Cl. B	53,300 [a]	2,634,086
General Dynamics	60,400	7,024,520
Georgia-Pacific	78,167	2,542,773
Goodrich	36,500 [a]	1,316,555
Hercules	33,900 [b]	377,646
Honeywell International	256,825	8,783,415
Illinois Tool Works	62,700	5,314,452
Ingersoll-Rand, Cl. A	101,300	3,828,127
International Flavors & Fragrances	24,500	808,255
International Paper	147,253	4,296,843
ITT Industries	27,800	2,824,480
KB Home	23,300 [a]	1,522,655

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
L-3 Communications Holdings	35,600	2,770,392
Leggett & Platt	56,600 a	1,134,264
Lennar, Cl. A	40,200 a	2,234,316
Lockheed Martin	109,300	6,619,208
Louisiana-Pacific	33,300	830,169
Masco	129,300 a	3,685,050
MeadWestvaco	55,211	1,447,632
Molex	43,500	1,100,985
Monsanto	80,664	5,082,639
Newmont Mining	134,025 a	5,709,465
Norfolk Southern	121,500	4,884,300
Northrop Grumman	107,190	5,750,744
Nucor	46,900	2,806,965
Pall	37,400	978,384
Parker Hannifin	35,950	2,253,346
Phelps Dodge	29,095	3,505,075
PPG Industries	51,000 a	3,058,470
Praxair	97,100	4,797,711
Pulte Homes	64,400	2,433,676
Raytheon	135,500	5,006,725
Rockwell Automation	54,500 a	2,896,675
Rockwell Collins	53,100	2,433,042
Rohm & Haas	43,615	1,898,561
Sealed Air	24,932 b	1,254,329
Sherwin-Williams	34,200	1,455,210
Sigma-Aldrich	20,300 a	1,293,110
Snap-On	17,400 a	626,748
Stanley Works	21,813	1,045,497
Temple-Inland	33,900	1,248,537
Textron	40,200	2,896,008
3M	229,800	17,460,204
Tyco International	607,771	16,039,077
Union Pacific	79,200	5,479,056
United Parcel Service, Cl. B	332,500	24,252,550
United States Steel	34,300 a	1,252,979
United Technologies	307,700	15,778,856

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Vulcan Materials	30,700	1,995,500
Weyerhaeuser	73,600	4,661,824
WW Grainger	22,700 a	1,520,446
		336,710,094
Services−6.3%		
Affiliated Computer Services, Cl. A	37,700 b	2,039,947
Allied Waste Industries	65,500 a,b	533,170
Alltel	114,700	7,095,342
Apollo Group, Cl. A	43,900 b	2,766,578
Automatic Data Processing	174,200	8,128,172
Carnival	129,600	6,437,232
Cendant	314,270	5,474,583
Cintas	41,500 a	1,683,655
Clear Channel Communications	163,000	4,958,460
Comcast, Cl. A	659,518 b	18,354,386
Computer Sciences	55,500 a,b	2,844,375
Convergys	42,100 b	684,125
Dow Jones & Co.	17,700 a	600,207
Electronic Data Systems	155,800 a	3,631,698
Equifax	39,100	1,347,777
First Data	231,746	9,374,126
Fiserv	56,450 b	2,465,736
Gannett	73,300	4,592,978
IMS Health	67,800	1,574,994
Interpublic Group of Cos.	127,000 a,b	1,311,910
Knight-Ridder	20,800 a	1,110,304
McGraw-Hill Cos.	112,300	5,495,962
Meredith	12,600	628,740
Monster Worldwide	36,600 a,b	1,200,846
Moody's	75,900 a	4,042,434
New York Times, Cl. A	43,600 a	1,187,664
News, Cl. A	735,700	10,483,725
Omnicom Group	54,700	4,537,912
Paychex	99,975 a	3,875,031
Robert Half International	50,800	1,873,504
RR Donnelley & Sons	64,500 a	2,258,790

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Ryder System	19,300 a	765,631
Sabre Holdings, Cl. A	39,421	769,892
Sprint Nextel	880,845	20,532,497
Time Warner	1,409,750	25,135,843
Tribune	79,600 a	2,508,196
Unisys	102,300 b	522,753
Univision Communications, Cl. A	69,100 a,b	1,806,274
Viacom, Cl. B	476,124	14,745,560
Walt Disney	603,700	14,712,169
Waste Management	168,800	4,981,288
		209,074,466
Technology—14.6%		
ADC Telecommunications	34,971 a,b	610,244
Adobe Systems	147,600 a	4,760,100
Advanced Micro Devices	119,600 a,b	2,777,112
Agilent Technologies	148,416 b	4,750,796
Altera	111,900 b	1,863,135
Analog Devices	111,800 a	3,888,404
Andrew	48,750 a,b	517,725
Apple Computer	249,200 b	14,351,428
Applied Materials	487,300	7,981,974
Applied Micro Circuits	91,700 b	223,748
Autodesk	68,600 a	3,095,918
Avaya	127,380 a,b	1,467,418
BMC Software	65,500 a,b	1,283,145
Broadcom, Cl. A	84,900 b	3,604,854
Ciena	173,600 b	411,432
Cisco Systems	1,919,200 b	33,490,040
Citrix Systems	51,200 b	1,411,584
Computer Associates International	139,129	3,891,438
Compuware	116,500 b	942,485
Comverse Technology	60,500 a,b	1,518,550
Corning	442,100 b	8,881,789
Danaher	71,400 a	3,719,940
Dell	720,000 b	22,953,600
eBay	333,400 b	13,202,640

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Electronic Arts	91,100 b	5,181,768
EMC/Massachusetts	723,900 b	10,105,644
Freescale Semiconductor, Cl. B	121,649 b	2,904,978
Gateway	79,100 a,b	225,435
Hewlett-Packard	860,366	24,124,663
Intel	1,829,800	43,000,300
International Business Machines	479,200	39,236,896
Intuit	54,400 b	2,498,592
Jabil Circuit	51,600 b	1,540,260
JDS Uniphase	495,000 a,b	1,039,500
Kla-Tencor	59,300 a	2,744,997
Lexmark International, Cl. A	35,700 a,b	1,482,264
Linear Technology	92,100 a	3,058,641
LSI Logic	117,300 a,b	951,303
Lucent Technologies	1,334,870 a,b	3,804,379
Maxim Integrated Products	98,500	3,415,980
Mercury Interactive	26,000 a,b	904,540
Micron Technology	185,000 b	2,403,150
Microsoft	2,766,700	71,104,190
Motorola	741,495	16,431,529
National Semiconductor	103,100 a	2,333,153
NCR	55,800 b	1,686,276
Network Appliance	110,500 b	3,023,280
Novell	114,700 a,b	874,014
Novellus Systems	41,600 a,b	909,376
Nvidia	50,700 a,b	1,700,985
Oracle	1,132,600 b	14,361,368
Parametric Technology	81,800 a,b	532,518
Pitney Bowes	68,700	2,890,896
PMC-Sierra	54,700 a,b	388,370
QLogic	27,200 a,b	820,352
Qualcomm	489,600	19,466,496
Sanmina-SCI	157,800 b	575,970
Scientific-Atlanta	46,000	1,630,240

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Siebel Systems	156,900	1,623,915
Solectron	292,000 b	1,030,760
Sun Microsystems	1,024,100 b	4,096,400
Symantec	359,739 b	8,579,775
Symbol Technologies	70,459 a	584,810
Tektronix	25,400	583,692
Tellabs	134,400 a,b	1,284,864
Teradyne	59,100 b	800,214
Texas Instruments	487,400	13,915,270
Xerox	288,100 a,b	3,909,517
Xilinx	105,000 a	2,514,750
Yahoo!	376,600 a,b	13,922,902
		481,798,671
Utilities−5.4%		
AES	196,200 b	3,117,618
Allegheny Energy	48,900 a,b	1,381,914
Ameren	61,200 a	3,219,120
American Electric Power	118,060	4,481,558
AT&T	240,840	4,763,815
BellSouth	550,300	14,318,806
Calpine	170,600 a,b	406,028
CenturyTel	39,000	1,276,470
Cinergy	59,700 a	2,382,030
Citizens Communications	103,100	1,261,944
CMS Energy	65,800 b	981,078
Consolidated Edison	73,400 a	3,339,700
Constellation Energy Group	53,400	2,926,320
Dominion Resources/VA	102,308	7,783,593
DTE Energy	53,400 a	2,306,880
Duke Energy	278,188 a	7,366,418
Dynegy, Cl. A	86,000 b	381,840
Edison International	97,800	4,279,728
Entergy	62,300	4,405,856
Exelon	201,350	10,476,241

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
FirstEnergy	99,102	4,707,345
FPL Group	118,300	5,093,998
PG & E	112,000	4,074,560
Pinnacle West Capital	29,700	1,240,272
PPL	114,000	3,572,760
Progress Energy	75,469 a	3,289,694
Public Service Enterprise Group	71,800	4,515,502
Qwest Communications International	458,000 a,b	1,996,880
SBC Communications	992,198 a	23,663,922
Southern	224,300	7,848,257
TECO Energy	62,400	1,079,520
TXU	72,097	7,263,773
Verizon Communications	830,456	26,167,669
Xcel Energy	120,910 a	2,216,280
		177,587,389
Total Common Stocks		
(cost $2,426,617,874)		**3,274,996,650**

Short-Term Investments–1.1%	Principal Amount ($)	Value ($)
Repurchase Agreement–1.0%		
Greenwich Capital Markets, 3.92%, dated 10/31/2005, due 11/1/2005 in the amount of $32,803,572 (fully collateralized by $32,225,000 of Federal Home Loan Mortgage Corp., Notes, 4.875%-5.625%, due 3/15/2007-3/15/2011, value $33,456,712)	32,800,000	**32,800,000**
U.S. Treasury Bills–.1%		
3.43%, 11/10/2005	2,100,000 c	2,098,257
3.74%, 1/19/2006	868,000 c	860,891
		2,959,148
Total Short-Term Investments		
(cost $35,759,075)		**35,759,148**
Total Unaffiliated		
(cost $2,462,376,949)		**3,310,755,798**

Investment of Cash Collateral for Securities Loaned—4.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $135,175,839)	135,175,839 d	**135,175,839**
Total Investments (cost $2,597,552,788)	**104.1%**	**3,445,931,637**
Liabilities, Less Cash and Receivables	**(4.1%)**	**(134,970,539)**
Net Assets	**100.0%**	**3,310,961,098**

a *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $138,057,543, and the total market value of the collateral held by the fund is $141,964,159, consisting of cash collateral of $135,175,839 and U.S. Government and agency securities valued at $6,788,320.*

b *Non-income producing.*

c *Partially held by the broker in a segregated account as collateral for open financial futures positions.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Interest Sensitive	24.0	Consumer Staples	7.6
Technology	14.6	Services	6.3
Health Care	12.9	Utilities	5.4
Producer Goods	10.2	Short-Term/	
Energy	9.6	Money Market Investments	5.2
Consumer Cyclical	8.3		**104.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2005 ($)
Financial Futures Long				
Standard & Poor's 500	134	40,528,300	December 2005	**914,900**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $138,057,543–Note 1(b):		
Unaffiliated issuers	2,462,376,949	3,310,755,798
Affiliated issuers	135,175,839	135,175,839
Cash		2,011,383
Dividends and interest receivable		3,046,900
Receivable for shares of Common Stock subscribed		1,651,661
Receivable for futures variation margin–Note 4		331,600
		3,452,973,181
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		1,394,420
Liability for securities loaned–Note 1(b)		135,175,839
Payable for shares of Common Stock redeemed		5,441,824
		142,012,083
Net Assets ($)		**3,310,961,098**
Composition of Net Assets ($):		
Paid-in capital		2,551,866,113
Accumulated undistributed investment income–net		33,086,159
Accumulated net realized gain (loss) on investments		(123,284,923)
Accumulated net unrealized appreciation (depreciation) on investments [including $914,900 net unrealized appreciation on financial futures]		849,293,749
Net Assets ($)		**3,310,961,098**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		93,262,017
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**35.50**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends	68,554,437
Interest	799,661
Income on securities lending	244,374
Total Income	**69,598,472**
Expenses:	
Management fee–Note 3(a)	8,278,647
Shareholder servicing costs–Note 3(b)	8,278,647
Loan commitment fees–Note 2	20,382
Interest expense–Note 2	8,785
Total Expenses	**16,586,461**
Investment Income–Net	**53,012,011**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	67,246,194
Net realized gain (loss) on financial futures	3,220,923
Net Realized Gain (Loss)	**70,467,117**
Net change in unrealized appreciation (depreciation) on investments [including $605,725 net change in unrealized appreciation on financial futures]	133,060,815
Net Realized and Unrealized Gain (Loss) on Investments	**203,527,932**
Net Increase in Net Assets Resulting from Operations	**256,539,943**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	53,012,011	36,420,285
Net realized gain (loss) on investments	70,467,117	3,780,027
Net change in unrealized appreciation (depreciation) on investments	133,060,815	210,684,606
Net Increase (Decrease) in Net Assets Resulting from Operations	**256,539,943**	**250,884,918**
Dividends to Shareholders from ($):		
Investment income–net	**(48,499,041)**	**(31,500,224)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	783,298,479	845,857,923
Dividends reinvested	47,446,210	30,880,377
Cost of shares redeemed	(844,001,875)	(783,225,642)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(13,257,186)**	**93,512,658**
Total Increase (Decrease) in Net Assets	**194,783,716**	**312,897,352**
Net Assets ($):		
Beginning of Period	3,116,177,382	2,803,280,030
End of Period	**3,310,961,098**	**3,116,177,382**
Undistributed investment income–net	33,086,159	28,785,724
Capital Share Transactions (Shares):		
Shares sold	22,385,483	25,942,195
Shares issued for dividends reinvested	1,361,050	990,390
Shares redeemed	(24,070,556)	(24,026,262)
Net Increase (Decrease) in Shares Outstanding	**(324,023)**	**2,906,323**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	33.30	30.91	26.01	31.08	41.95
Investment Operations:					
Investment income−net[a]	.56	.39	.35	.32	.32
Net realized and unrealized gain (loss) on investments	2.16	2.35	4.86	(5.08)	(10.88)
Total from Investment Operations	2.72	2.74	5.21	(4.76)	(10.56)
Distributions:					
Dividends from investment income−net	(.52)	(.35)	(.31)	(.31)	(.31)
Net asset value, end of period	35.50	33.30	30.91	26.01	31.08
Total Return (%)	8.20	8.93	20.22	(15.54)	(25.31)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.50	.52	.50	.50
Ratio of net investment income to average net assets	1.60	1.21	1.27	1.05	.88
Portfolio Turnover Rate	7.24	1.87	2.17	4.42	1.89
Net Assets, end of period ($ x 1,000)	3,310,961	3,116,177	2,803,280	2,185,380	2,514,308

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus S&P 500 Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Standard & Poor's 500 Composite Stock Price Index. The Dreyfus Corporation ("the Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices where the asked price is used for valuation purposes. Bid price is used

when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the funds Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principle exchange.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is accrued as earned.

Pursuant to a securities lending agreement with Mellon Bank N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2005, pursuant to the security lending agreement, Mellon Bank, N.A. earned revenues of $104,732 from the fund.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation in exchange for cash subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. It is the fund's policy that the value of the collateral (debt obligation) is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the collateral securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, if any, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $32,916,163, accumulated capital losses $68,985,526 and unrealized appreciation $795,164,348.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $67,358,094 of the carryover expires in fiscal 2010 and $1,627,432 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $48,499,041 and $31,500,224 respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $212,535 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2005, was approximately $255,000 with a related weighted average annualized interest rate of 3.44%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, interest, commitment fees, Shareholder Services Plan fees, fees and expenses of non-interested Board members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fees in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Effective September 27, 2005, each Board member receives an annual fee of $40,000, an attendance fee of $5,000 for each in-person meeting and $500 for telephone meetings. Prior to September 27, 2005, each Board member received an annual fee of $25,000, an attendance fee of $4,000 for each in-person meeting and

$500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reimburseable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board Members, if any, receive 50% of the annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets. Amounts required to be paid by the Company directly to the non-interested Board members, that were applied to offset a portion of the management fee payable to the Manager, were in fact paid directly by the Manager to the non-interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services a fee, at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, the fund was charged $8,278,647 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $697,210 and shareholder services plan fees $697,210.

(c) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2005, redemption fees charged and retained by the fund amounted to $25,034. Cost of shares redeemed in the Statement of Changes in Net Assets is reflected net of redemption fees.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures during the period ended October 31, 2005, amounted to $236,665,954 and $242,310,421, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open as of October 31, 2005, are set forth in the Statement of Financial Futures.

At October 31, 2005, the cost of investments for federal income tax purposes was $2,650,767,289, accordingly, accumulated net unrealized appreciation on investments was $795,164,348, consisting of $1,108,449,859 gross unrealized appreciation and $313,285,511 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus S&P 500 Index Fund

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and of financial futures, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects the financial position of Dreyfus S&P 500 Index Fund (the "Fund") (one of the series constituting Dreyfus Index Funds, Inc.) at October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
December 16, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $37,126,493 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Service Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

David P. Feldman (65)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

Ehud Houminer (65)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Gloria Messinger (75)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 25

———————————

T. John Szarkowski (79)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 25

———————————

Anne Wexler (75)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in govern–
  ment relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager . He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus S&P 500
Index Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and
Trust Company
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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